UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Consent Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934 (Amendment No. 2)

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☐	Soliciting Material Pursuant to Section 240.14a-12

AMAG PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Its Charter)

MSMB CAPITAL MANAGEMENT LLC

IRONMAN ACQUISITION, LP

IRONMAN ACQUISITION GP, LLC

MARTIN SHKRELI

WILLIAM ASHTON

RICHARD BREWER

CORNELIUS GOLDING

DAVID GRYSKA

PETER RHEINSTEIN

STEVEN RICHARDSON

ANDREW VAINO

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

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[PRELIMINARY COPY SUBJECT TO COMPLETION]

AMAG PHARMACEUTICALS, INC.

CONSENT STATEMENT

OF

MSMB CAPITAL MANAGEMENT LLC

This Consent Statement and the enclosed GOLD consent card are being furnished by MSMB Capital Management LLC, a Delaware limited liability company (“MSMB” or “we”), in connection with our solicitation of written consents from you, the holders of shares of common stock, par value $0.01 per share (the “Common Stock”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Stockholder action by written consent is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by the Company’s amended and restated bylaws (the “Bylaws”) and Delaware law:

1. That any changes to the Bylaws filed with the Securities and Exchange Commission (the “SEC”) after July 1, 2011, be repealed (the “Bylaw Restoration Proposal”);

2. That Article II, Section 2.4 of the Bylaws be amended to provide that any vacancies on the board of directors of AMAG Pharmaceuticals, Inc. (the “Company Board”) resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company (the “Vacancy Proposal”) as set forth in Annex A hereto;

3. That each of the six (6) directors of the Company, Joseph V. Bonventre, Michael Narachi, Robert J. Perez, Lesley Russell, Davey S. Scoon and Ron Zwanziger, and each person, if any, nominated, appointed or elected by the Company Board prior to the effectiveness of this Proposal to become a member of the Company Board at any future time or upon any event be, and hereby is, removed (the “Removal Proposal”); and

4. To elect each of the following seven (7) individuals (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Company: William Ashton, Richard Brewer, Cornelius Golding, David Gryska, Peter Rheinstein, Steven Richardson and Andrew Vaino (the “Election Proposal”).

This Consent Statement and the enclosed GOLD consent card are first being sent or given to the stockholders of the Company on or about             , 2011.

On August 3, 2011, MSMB publicly announced that it had made an all-cash offer to the Company Board to acquire the Company for $18.00 per share of Common Stock. MSMB noted that it made the offer to provide the stockholders of the Company with a cash alternative that it believed was more favorable than what we considered to be a poorly-conceived Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, as amended on August 8, 2011 (as the same may be further amended, the “Merger Agreement”), by and among the Company, Allos Therapeutics, Inc., a Delaware corporation (“Allos”) and Alamo Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company. On October 21, 2011, the stockholders of the Company rejected the Merger Agreement and the Company terminated it in accordance with its terms.

THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES, NOR AN OFFER WITH RESPECT THERETO, AND DOES NOT CONVEY RECORD OR BENEFICIAL OWNERSHIP

i

OF SHARES TO MSMB. NO TENDER OFFER FOR SHARES OF THE COMPANY HAS COMMENCED AT THIS TIME. ANY TENDER OFFER WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND A RELATED LETTER OF TRANSMITTAL.

We are seeking your support for the removal of the Company Board as of the time the Removal Proposal becomes effective and the election of our Nominees because we believe that the Company Board has not acted, and will not act, in your best interests. It is appropriate to remove the current Company Board because such directors have repeatedly demonstrated that they do not prioritize the stockholders of the Company or act in the stockholders’ best interests. For example:

•	the Company Board approved the poorly conceived Merger Agreement with Allos that was rejected at a ratio of approximately 3:1 by the stockholders of the Company on October 21, 2011;

•

the compensation committee of the Company Board granted Dr. Brian J. G. Pereira, a former director and the former President and Chief Executive Officer of the Company, a $100,000 increase in his base salary in 2010 and amended his employment agreement to provide for a significantly larger change of control payment despite, in the compensation committee’s own words, the Company’s management falling “well short” of meeting the Feraheme net sales goals set by the Company Board;

•

Dr. Pereira serving as Chief Executive Officer of the Company for five years and Mr. Michael Narachi continuing as the Chairman of the Company Board despite the fact that the Company has missed its Feraheme net sales goals and lost approximately 80% of the market value of the Common Stock over the last four years; and

•

the Company Board did not realize, or decided not to disclose to the Company’s stockholders, that Dr. Pereira and Mr. Paul Berns, the President and Chief Executive Officer of Allos, had a long-standing pre-existing relationship and that Mr. Berns approached Mr. Narachi (who referred the matter to Dr. Pereira) after neither Allos nor its financial advisor could find a buyer interested in acquiring Allos.

The Company Board also demonstrated its unwillingness to protect or prioritize the interests of its stockholders when on August 8, 2011, it rejected MSMB’s all-cash offer of $18.00 per share (the “Proposed Offer”) without discussing the Proposed Offer with MSMB.

Following the recent departures of Dr. Pereira and Gary Zieziula, the Company’s Chief Commercial Officer, MSMB believes that stockholders must act urgently to appoint a new Company Board that is capable of identifying a senior management team with the ability to improve the Company’s performance. The Company Board has demonstrated a propensity to conduct business based on personal relationships rather than based on maximizing stockholder value, as evidenced by the failed Proposed Merger with Allos and the excessive compensation paid to Dr. Pereira despite the Company’s poor performance. Due to this propensity, we are concerned that the Company Board may not be able to fairly and dispassionately select a new senior management team that has the capability and experience to grow the Company. The Company Board has stated that it intends to search for a new Chief Executive Officer and review and consider all strategic options. However, MSMB is concerned that the lack of an experienced management team will result in more problems for the Company and sales of Feraheme.

Furthermore, MSMB believes that the Company’s recently announced corporate restructuring, which will include a 25% reduction in the Company’s workforce, fails to properly address the Company’s long-term strategic needs. Specifically, MSMB believes that growth of the Company‘s sales force should be a priority and that they should be properly incentivized to focus their efforts on the growth of Feraheme. MSMB believes that the Company’s sales force should be one of the Company’s key strategic assets.

The Nominees are comprised of experienced directors who have managed companies similar to the Company and are prepared to immediately take the necessary steps to enhance the value of the Company.

On October 8, 2011, ISS Proxy Advisory Services (“ISS”), the nation’s leading independent proxy advisory firm, announced that it recommends that its clients holding Common Stock vote AGAINST the Company’s proposal to issue shares of Common Stock to the stockholders of Allos in the Proposed Merger (the “Share Issuance Proposal”) and the proposal to adjourn the special meeting of holders of Common Stock, if necessary, to solicit additional proxies if there are not sufficient votes to approve the adoption of the Share Issuance Proposal. In making its recommendation, ISS noted the massive dilution that holders of Common Stock would experience as a result of the Proposed Merger, commenting that, “[the Company Board] has effectively proposed that its shareholders accept 39% dilution in exchange for an asset that, based on the company’s own stand-alone financial projections, would not achieve breakeven adjusted EBIT through at least 2027.” Additionally, ISS acknowledged our contention that the Company is wildly overpaying for Allos, stating, “The $2.44 implied offer value of AMAG [S]hares is substantially higher than the upper end of [Allos’ financial advisor’s discounted cash flow valuation] range, suggesting Allos shareholders are getting an excellent price—and AMAG shareholders may be overpaying.” Finally, ISS stated that the negative market and stockholder reaction to the announcement of the Proposed Merger and the relative weakness of Allos compared to the Company “all argue against the [Proposed Merger] . . . a vote against the proposed transaction is warranted.” Finally, and most tellingly, on October 21, 2011, the Company’s stockholders voted overwhelmingly to reject the Share Issuance Proposal and the Adjournment Proposal, forcing the Company to terminate Merger Agreement.

We anticipate that the Nominees, upon assuming office, would consider, among other things, (i) strategic alternatives that could ensure and enhance stockholder value, including a possible sale of the Company to MSMB or another party, (ii) the appointment of a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry, (iii) the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend and (iv) the merits of the Proposed Offer.

THE COMPANY’S STOCKHOLDERS ARE ENTITLED TO DECIDE WHETHER TO REPLACE THE COMPANY BOARD WITH A NEW GROUP OF DIRECTORS WITH A FRESH PERSPECTIVE AND THE GOAL OF ENHANCING STOCKHOLDER VALUE. WE ALSO BELIEVE THAT THE COMPANY’S STOCKHOLDERS — THE OWNERS OF THE COMPANY — SHOULD HAVE THE OPPORTUNITY TO RECEIVE A CASH PREMIUM OF 25% FOR THEIR COMMON STOCK (BASED ON THE COMPANY’S AUGUST 2, 2011 CLOSING PRICE).

There can be no assurance that we will commence or consummate the Proposed Offer if the matters contemplated by this Consent Solicitation Statement are approved by the Company’s stockholders. In addition, we anticipate that if we commence the Proposed Offer, it would be subject to a number of conditions, including the receipt of all regulatory approvals, consents and waivers, waiver of the Company’s Rights Plan as it relates to the Proposed Offer and approval of the Proposed Offer by the Company Board. There are no assurances that such conditions would be satisfied if the Company’s stockholders consent to the matters set forth herein. Although we do not anticipate modifying our offer price, there can also be no assurance if we proceed with the Proposed Offer that it will be at the $18.00 in cash per share price that we had previously announced. The Proposed Offer was a non-binding proposal and the persons soliciting consents under this Consent Solicitation Statement are under no obligation to consummate an acquisition of the Company or your Common Stock.

We are currently negotiating with our lenders regarding the terms of the financing associated with the Proposed Offer. Although we expect to obtain financing from such lenders on terms that we deem to be commercially reasonable, there can be no assurance that such financing will be available to us on commercially reasonable terms or at all. If we fail to obtain such financing, we would be unable to proceed with the Proposed Offer. Consequently, following a consent to the matters set forth herein, the Company may remain independent of MSMB. The stockholders of the Company should take all of these factors into account when determining whether to consent to MSMB’s proposals. Please see “Forward-Looking Statements” on page 1.

As a result of the poor decisions repeatedly made by the Company Board, such as the failed Allos merger that was viewed skeptically by the media and opposed by the Company’s stockholders at a ratio of approximately 3:1, MSMB does not believe that the Company Board is able to protect the best interests of the Company’s stockholders. MSMB believes this because:

•

the failed Proposed Merger would have resulted in the stockholders of Allos owning 39% of the combined company, a premium that many analysts and stockholders of the Company believed to be unacceptably high;

•	the Company Board has consistently rewarded the management of the Company despite management’s failure to meet the Company Board’s goals or stabilize the plummeting price of the Common Stock; and

•	management of the Company appears to be ill-equipped to guide the Company as it shifts its strategic focus following the failure of the Proposed Merger with Allos.

MSMB does not have confidence in the ability of the Company Board to (i) appoint a new senior management team with experience developing companies in the biopharmaceutical industry, (ii) improve the Company’s operating performance, (iii) increase the value of the Company or (iv) fairly evaluate the benefits of the Proposed Offer. MSMB believes that the only way to restore the Company’s credibility and enhance stockholder value is to reconstitute the Company Board with directors who are committed to a course of action that increases stockholder value.

We are sending you this Consent Statement and accompanying GOLD consent card to enable you, the owners of the Company, to elect directors that we believe will, subject to their fiduciary duties, consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

In consenting to the removal of the Company Board and to the election of the Nominees, you are sending a message to the Nominees that you are dissatisfied with the Company’s performance and that you want them to consider all of the Company’s strategic options.

If we are permitted to conduct non-public due diligence, it is possible that we may increase any ultimate offer price. While we fully expect that such non-public due diligence will result in our being in a position to modestly increase our offer price, it is possible that we could reduce our offer price if the Company takes any further actions that reduces its value to us and/or if the non-public due diligence reveals material undisclosed information that negatively impacts the Company.

We have not asked for any commitment from the Nominees to pursue any of the objectives set forth above, and they would have to consider them in the exercise of their fiduciary duties. Pursuant to the Nomination Agreements between MSMB and each of the Nominees (a form of which is included as Annex D to this Consent Statement), each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, MSMB expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

However, there can be no assurance that the Nominees, if they constitute less than a majority of the Company Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

On November         , 2011, we delivered a written consent to the Company. Therefore, pursuant to Section 213(b) of the DGCL, November         , 2011 (the “Record Date”), is the record date for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to this consent solicitation.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record, as of the close of business on the Record Date, of a majority of the shares of Common Stock then outstanding. Each Proposal will be effective when we deliver to the Company such requisite number of consents.

None of the Bylaw Restoration Proposal, the Vacancy Proposal, or the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. If, however, we have received sufficient consents to remove the entire Company Board pursuant to the Removal Proposal, but insufficient consents to elect any of the Nominees pursuant to the Election Proposal, we would not deliver any consents to the Company.

The Election Proposal is conditioned upon the effectiveness of the Removal Proposal. The number of Nominees that can be elected pursuant to the Election Proposal will depend on the number of members of the Company Board that are removed pursuant to the Removal Proposal.

Please see the sections titled “PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL,” “PROPOSAL 2 — THE VACANCY PROPOSAL,” “PROPOSAL 3 — THE REMOVAL PROPOSAL” and “PROPOSAL 4 — THE ELECTION PROPOSAL” for the full text of, and a more complete description of, the Proposals.

None of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the DGCL. According to Delaware law and the Bylaws, for the Proposals to be approved, the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must deliver written consents to the Company that are properly completed and not subsequently revoked within 60 days of the earliest dated written consent delivered to the Company. However, we have set                     , 2011 as the deadline for submission of written consents, but we reserve the right to extend such deadline. Effectively, this means that you have until                     , 2011 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

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This solicitation is being made by MSMB and certain other participants named herein and not by or on behalf of the Company or the incumbent Company Board.

Except as otherwise expressly set forth in this Consent Statement, the information concerning the Company contained in this Consent Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although we do not have any information that would indicate that any information contained in this Consent Statement concerning the Company is inaccurate or incomplete, MSMB, the Nominees and the other participants named herein cannot guarantee the reliability of the information contained in such documents and records or guarantee that there has been no failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to MSMB, the Nominees and the other participants named herein. MSMB, the Nominees and the other participants named herein have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

YOUR CONSENT IS IMPORTANT.

MSMB urges you to consent to the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the Election Proposal by following the instructions on the GOLD consent card.

We urge you not to revoke your consent by signing any consent revocation card sent to you by the Company or otherwise, and to revoke any consent revocation you may have already submitted to the Company. To revoke an earlier revocation and change your vote, simply consent to the Proposals by following the instructions on the GOLD consent card.

According to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 8, 2011, as of November 2, 2011, there were 21,202,959 shares of Common Stock outstanding (excluding treasury shares). The stockholders of the Company are entitled to one vote per share of Common Stock.

Copies of this Consent Statement may be obtained free of charge at www.msmbcap.com.

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by following the instructions on the GOLD consent card.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. MSMB recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to MSMB, care of Innisfree M&A Incorporated, which is assisting us in this solicitation, at the address and telephone numbers set forth below, so that MSMB will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

MSMB recommends that you NOT return any Revocation of Consent card sent to you by the Company or anyone on behalf of the Company.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to consent to the Proposals. If you were a stockholder of record as of the close of business on the Record Date, you retain your right to consent even if you have sold your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A “DOES NOT CONSENT” VOTE.

If you have any questions, require assistance in voting your GOLD consent card,

or need additional copies of MSMB’s consent solicitation materials, please call

Innisfree M&A Incorporated at the phone numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free at: (888) 750-5834

Banks and Brokers Call Collect at: (212) 750-5833

FORWARD-LOOKING STATEMENTS

MSMB urges you to read this entire Consent Statement carefully. This Consent Statement may contain forward-looking statements, including statements regarding our plans if we obtain the requisite consents to approve the Proposals. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of MSMB and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements. MSMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Consent Statement or to reflect actual outcomes except as required by securities laws. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC.

QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION

Who is making the solicitation?

The solicitation is being made by MSMB and certain other participants named herein.

MSMB is a Delaware limited liability company with its principal executive offices located at 330 Madison Avenue, 6th Floor, New York, New York 10017.

For additional information concerning MSMB, please see the section titled “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents”.

For information regarding members, officers and employees of MSMB who may assist in the solicitation of written consents, please see the section titled “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents” and Annex C of this Consent Statement.

Who is paying for the solicitation?

MSMB will pay all costs of the solicitation and will not seek reimbursement of those costs from the Company.

To what are we asking you to consent?

MSMB is asking you to consent to four corporate actions: (1) the Bylaw Restoration Proposal, (2) the Vacancy Proposal, (3) the Removal Proposal and (4) the Election Proposal.

MSMB is asking you to consent to the Removal Proposal and the Election Proposal to remove those persons serving on the Company Board immediately prior to the effectiveness of the Removal Proposal, together with any persons chosen by the Company Board prior to the effectiveness of the Removal Proposal to become members of the Company Board at any future time or upon any event, and to elect each of the Nominees. Should the Company Board propose the election of any additional individuals, to be effective at a future time or upon any event, the Removal Proposal would also remove those persons.

In addition, in order to ensure that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Company Board prior to the election of such Nominees, MSMB is asking you to consent to the Bylaw Restoration Proposal and the Vacancy Proposal.

Please see the sections titled “PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL,” “PROPOSAL 2 — THE VACANCY PROPOSAL,” “PROPOSAL 3 — THE REMOVAL PROPOSAL” and “PROPOSAL 4 — THE ELECTION PROPOSAL” for the full text of, and a more complete description of, the Proposals.

Who are the Nominees that MSMB is proposing to elect to the Company Board?

MSMB is asking you to elect each of William Ashton, Richard Brewer, Cornelius Golding, David Gryska, Peter Rheinstein, Steven Richardson and Andrew Vaino to serve as a director of the Company. Except as otherwise disclosed in this Consent Statement, the Nominees are independent persons not affiliated with MSMB or the Company. They are highly qualified, experienced and well-respected members of the business community who are committed to act in the best interests of the Company and its stockholders.

We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties, consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

In consenting to the removal of the Company Board and to the election of the Nominees, you are sending a message to the Nominees that you are dissatisfied with the Company’s performance and that you want them to consider all of the Company’s strategic options.

Pursuant to the nomination agreements between MSMB and each of the Nominees (the “Nomination Agreements,” a form of which is included as Annex D to this Consent Statement), each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, MSMB expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

However, there can be no assurance that the Nominees, if they constitute less than a majority of the Company Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

For information regarding the Nominees, please see the section titled “THE NOMINEES” and Annex B of this Consent Statement.

Why are we soliciting your consent?

We are soliciting your consent because the Company Board has demonstrated an inability to protect the interests of the stockholders. The Company Board has consistently approved the decisions of the management of the Company which has resulted in a decrease of approximately 80% of the Company’s value over the past four years. The Company Board also ignored the interests of the stockholders when it approved what we believe to be a poorly-conceived Merger Agreement with Allos that, had it not been overwhelmingly defeated by the stockholders of the Company on October 21, 2011, would have likely resulted in a further deterioration of stockholder value.

We believe that the Company Board has not been acting in the best interests of the stockholders of the Company. For example:

•	the Company Board approved the poorly conceived Merger Agreement with Allos that was rejected at a ratio of approximately 3:1 by the stockholders of the Company on October 21, 2011;

•

the compensation committee of the Company Board granted Dr. Pereira a $100,000 increase in his base salary in 2010 and amended his employment agreement to provide for a significantly larger change of control payment despite, in the compensation committee’s own words, the Company’s management falling “well short” of meeting the Feraheme net sales goals set by the Company Board;

•

Dr. Pereira serving as Chief Executive Officer of the Company for five years and Mr. Narachi continuing as the Chairman of the Company Board despite the fact that the Company has missed its Feraheme net sales goals and lost approximately 80% of the market value of the Common Stock over the last four years; and

•

the Company Board did not realize, or decided not to disclose to the Company’s stockholders, that Dr. Pereira and Mr. Berns had a long-standing pre-existing relationship and that Mr. Berns approached Mr. Narachi (who referred the matter to Dr. Pereira) after neither Allos nor its financial advisor could find a buyer interested in acquiring Allos.

The Company Board also demonstrated its unwillingness to protect or prioritize the interests of its stockholders when on August 8, 2011, it rejected the Proposed Offer without discussing it with MSMB.

The Company Board has demonstrated a propensity to conduct business based on personal relationships rather than based on maximizing stockholder value, as evidenced by the failed Proposed Merger with Allos and the excessive compensation paid to Dr. Pereira despite the Company’s poor performance. Due to this propensity, we are concerned that the Company Board may not be able to fairly and dispassionately select a new senior management team that has the capability and experience to grow the Company.

As a result of the continuous mistakes of management, MSMB is not confident that the Company Board will be able to (i) appoint a new senior management team with experience developing companies in the biopharmaceutical industry, (ii) improve the Company’s operating performance, (iii) increase the Company’s value or (iv) properly review the benefits of the Proposed Offer. MSMB believes that the only way to restore the Company’s credibility and enhance stockholder value is to reconstitute the Company Board with directors who are committed to a course of action that increases stockholder value.

Following the recent departures of Dr. Pereira and the Company’s Chief Commercial Officer, MSMB believes that stockholders must act urgently to appoint a new Company Board that is capable of identifying a senior management team with the ability to improve the Company’s performance. The incumbent Company Board has demonstrated a propensity to conduct business based on personal relationships rather than based on maximizing stockholder value, as evidenced by the failed Proposed Merger with Allos and the excessive compensation paid to Dr. Pereira despite the Company’s poor performance. Due to this propensity, we are concerned that the Company Board may not be able to fairly and dispassionately select a new senior management team that has the capability and experience to grow the Company. The Company Board has stated that it intends to search for a new Chief Executive Officer and review and consider all strategic options. However, MSMB is concerned that the lack of an experienced management team will result in more problems for the Company and sales of Feraheme.

Furthermore, MSMB believes that the Company’s recently announced corporate restructuring, which will include a 25% reduction in the Company’s workforce, fails to properly address the Company’s long-term strategic needs. Specifically, MSMB believes that growth of the Company’s sales force should be a priority and that they should be properly incentivized to focus their efforts on the growth of Feraheme. MSMB believes that the Company’s sales force should be one of the Company’s key strategic assets.

The Nominees are comprised of experienced directors who have managed companies similar to the Company and are prepared to immediately take the necessary steps to enhance the value of the Company.

We are sending you this Consent Statement and accompanying GOLD consent card to enable you to elect directors that we believe will, subject to their fiduciary duties, consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

In consenting to the removal of the Company Board and to the election of the Nominees, you are sending a message to the Nominees that you are dissatisfied with the Company’s performance and that you want them to consider all of the Company’s strategic options.

We anticipate that if the Nominees are elected and constitute a majority of the Company Board, they would seek to implement a broad strategic review process that is bona fide, fair, and conducted in a manner designed to create stockholder value, the results of which will be publicly disclosed. We expect that the Nominees, if they constitute a majority of the Company Board, will explore all strategic opportunities to expand the Company’s business and increase stockholders value including, without limitation, (i) a sale of all or a part of the Company’s business to a strategic or financial buyer, (ii) possible strategic combinations or alliances, (iii) acquisitions of competitors or equals or (iv) joint ventures with customers, suppliers or strategic partners. We also anticipate that if the Nominees constitute a majority of the Company Board, they will consider the replacement of certain members of the management of the Company with capable and credible executives with experience in the biopharmaceutical industry.

Additionally, if the Nominees constitute a majority of the Company Board, we anticipate that they will consider whether the Company’s current amount of cash is appropriate for the Company’s operations and the implementation of its business plan and if not, whether the Company should return a portion of such cash to its stockholders through a special dividend or other means. We anticipate the Nominees would make this determination by analyzing the appropriate level of capital for the Company based on industry benchmarks and the potential accretion in stockholder value that can be achieved through an efficient allocation of capital.

In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal and the Vacancy Proposal to prevent the incumbent Company Board from tying the hands of the newly elected directors through changes to the Bylaws filed with the Securities and Exchange Commission after July 1, 2011 or otherwise limiting the Stockholders’ ability to fill vacancies on the Company Board as a result of the Removal Proposal.

Your consent for the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and/or the Election Proposal does not obligate you to accept the Proposed Offer or otherwise consent to any transaction between the Company and MSMB.

There can be no assurance that we will commence or consummate the Proposed Offer if the matters contemplated by this Consent Solicitation Statement are approved by the Company’s stockholders. In addition, we anticipate that if we commence the Proposed Offer, it would be subject to a number of conditions, including the receipt of all regulatory approvals, consents and waivers, waiver of the Company’s Rights Plan as it relates to the Proposed Offer and approval of the Proposed Offer by the Company Board. There are no assurances that such conditions would be satisfied if the Company’s stockholders consent to the matters set forth herein. Although we do not anticipate modifying our offer price, there can also be no assurance if we proceed with the Proposed Offer that it will be at the $18.00 in cash per share price that we had previously announced. The Proposed Offer was a non-binding proposal and the persons soliciting consents under this Consent Solicitation Statement are under no obligation to consummate an acquisition of the Company or your Common Stock.

We are currently negotiating with our lenders regarding the terms of the financing associated with the Proposed Offer. Although we expect to obtain financing from such lenders on terms that we deem to be commercially reasonable, there can be no assurance that such financing will be available to us on commercially reasonable terms or at all. If we fail to obtain such financing, we would be unable to proceed with the Proposed Offer. Consequently, following a consent to the matters set forth herein, the Company may remain independent of MSMB. The stockholders of the Company should take all of these factors into account when determining whether to consent to MSMB’s proposals. Please see “Forward-Looking Statements” on page 1.

How do the poison pill and Section 203 of the DGCL affect MSMB’s ability to consummate the Proposed Offer?

Preferred share purchase rights (the “Rights”) were issued to all stockholders of the Company under the Rights Agreement, dated as of September 4, 2009, between the Company and American Stock Transfer & Trust Company, LLC, which is an agreement of the type commonly referred to as a poison pill. Because poison pills would cause punitive economic and voting dilution to an acquirer who buys shares in excess of the triggering threshold, which is 20% in this instance, all tender offers are conditioned on the removal or invalidation of a poison pill when one is in place.

In general, Section 203 of the DGCL prevents a stockholder that owns more than 15% of the Company’s outstanding voting stock from engaging in a “business combination” with the Company for a period of three years following the date on which such stockholder acquired 15% of the Company’s outstanding voting stock unless (i) prior to acquiring 15% of the Company’s outstanding voting stock, the Company Board approved the transaction, (ii) such stockholder acquired at least 85% of the voting stock outstanding or (iii) the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties, act to remove the poison pill and to approve the Proposed Offer under Section 203 of the DGCL. Taking such action would remove the supermajority requirements effectively imposed on the acceptance of the Proposed Offer by the poison pill and Section 203 of the DGCL, thereby enabling the Company’s stockholders, rather than the incumbent Company Board, to determine whether to accept the Proposed Offer.

For more information on the poison pill, please see the section titled “THE NOMINEES” below.

If you consent to the Proposals, are you agreeing to ACCEPT the Proposed Offer?

No. Delivery of your written consent to the Proposals does not obligate you to accept the Proposed Offer. Although MSMB believes that the election of our Nominees to the Company Board is an important step toward acceptance of the Proposed Offer, we are not asking the Company’s stockholders to make a decision to accept the

Proposed Offer by means of this consent solicitation. Stockholders should be aware that, although MSMB intends to vigorously pursue the Proposed Offer, there is no guarantee that the Proposed Offer will be consummated even if our Nominees are elected to the Company Board.

Who can consent to the Proposals?

If you were a record owner of shares of Common Stock as of the close of business on                      , 2011, the Record Date, you have the right to consent to the Proposals.

You also have the right to consent to the Proposals with respect to any shares of Common Stock of which you are the beneficial owner as of the Record Date, but which are registered in the name of a bank, broker firm, dealer, trust company or other nominee. Please see the section titled “VOTING SECURITIES” for details regarding how to instruct your bank, broker firm, dealer, trust company or other nominee to consent to the Proposals.

When is the deadline for submitting consents?

According to Delaware law and the Bylaws, for the Proposals to be approved, the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must deliver written consents to the Company that are properly completed and not subsequently revoked within 60 days of the earliest dated written consent delivered to the Company. However, we have set             , 2011 as the deadline for submission of written consents, but we reserve the right to extend such deadline. Effectively, this means that you have until             , 2011 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

How many consents must be granted in favor of each of the Proposals?

Each of the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 days of the earliest dated written consent delivered to the Company, although we have set an earlier deadline of              , 2011, which we reserve the right to extend.

According to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 8, 2011, as of November 2, 2011, there were 21,202,959 shares of Common Stock outstanding (excluding treasury shares). Assuming that the number of outstanding shares of Common Stock on the Record Date is 21,202,959, the consent of stockholders holding at least 10,601,480 shares of Common Stock would be necessary to effect each of the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board. Therefore, 9,398,536 shares in addition to the shares entitled to vote held by MSMB and its affiliates will be needed to effect each of the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A “DOES NOT CONSENT” VOTE. “Broker non-votes” occur when a bank, broker firm, dealer, trust company or other nominee holder has not received instructions with respect to a particular matter, including the Proposals, and therefore does not have discretionary power to vote on that matter.

What should you do to consent?

If your shares of Common Stock are registered in your own name, please submit your consent to us by telephone or via the Internet, or by signing, dating and returning the enclosed GOLD consent card in the postage-paid envelope provided. Submitting your consent by telephone or Internet authorizes your consent in the same manner as if you had signed, dated and returned a consent card.

If your shares of Common Stock are held in the name of a brokerage firm, bank, dealer, trust company or other nominee, only it can execute a consent representing your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. MSMB recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to MSMB, care of Innisfree M&A Incorporated, which is assisting in this solicitation, at the address and telephone numbers set forth herein, so that MSMB will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

MSMB recommends that you NOT return any Revocation of Consent card sent to you by the Company.

Whom should you call if you have questions about the solicitation?

If you have any questions regarding this Consent Statement, please call our consent solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834. Banks and brokers may call (212) 750-5833.

IMPORTANT

MSMB urges you to express your consent on the GOLD consent card or as otherwise specified above under the section titled “QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION — What should you do to consent?” TODAY with respect to:

•	the Removal Proposal and the Election Proposal to remove the incumbent Company Board (including pending directors) and elect each of the Nominees; and

•

the Bylaw Restoration Proposal and the Vacancy Proposal to ensure that the incumbent Company Board does not limit the effect of your consent to the removal of the specified members of the Company Board and the replacement thereof through the election of the Nominees.

A consent to remove the members of the Company Board and any other person or persons chosen for the Company Board by the incumbent members of the Company Board and to elect the Nominees will enable you — as the owners of the Company — to put in place a board of directors that we believe will, subject to their fiduciary duties, consider all of the Company’s strategic alternatives.

PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL

MSMB is asking you to consent to the adoption of the Bylaw Restoration Proposal to prevent the incumbent Company Board from tying the hands of the newly elected directors through changes to the Bylaws.

The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any changes to the amended and restated bylaws of AMAG Pharmaceuticals, Inc. filed with the Securities and Exchange Commission after July 1, 2011, be and are hereby repealed.”

MSMB believes that any change to the Bylaws adopted after July 1, 2011 could serve to limit the ability of the Nominees to pursue the best interests of the Company and its stockholders. If the incumbent Company Board does not effect any change to the Bylaws, the Bylaw Restoration Proposal will have no effect. As of the date of this Consent Solicitation Statement, there have been no such amendments. However, if the incumbent Company Board does effect a change to the Bylaws, which under the Company’s Restated Certificate of Incorporation, the incumbent Company Board is empowered to do without stockholder approval, the Bylaw Restoration Proposal, if adopted, will restore the Company’s bylaws to the form of the Bylaws, without considering the nature of any changes the incumbent Company Board may have effected. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the newly elected Company Board from reconsidering any repealed Bylaw changes following the consent solicitation. MSMB is not currently aware of any specific Bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

MSMB URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 — THE VACANCY PROPOSAL

MSMB is asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to fill vacancies created by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies. Accordingly, you are being asked to amend the Bylaws in order to allow only the stockholders to fill any vacancies on the Company Board resulting from the removal of directors by the stockholders, as set forth in Annex A hereto.

The following is the text of the Vacancy Proposal:

“RESOLVED, that Article II, Section 2.4 of the Bylaws is hereby amended to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders may only be filled by the stockholders of the Company.”

MSMB URGES YOU TO CONSENT TO THE VACANCY PROPOSAL.

PROPOSAL 3 — THE REMOVAL PROPOSAL

MSMB is asking you to consent to the Removal Proposal to remove each of Joseph V. Bonventre, Michael Narachi, Robert J. Perez, Lesley Russell, Davey S. Scoon and Ron Zwanziger and any other person or persons nominated, appointed or elected by the Company Board to become a member of the Company Board at any future time or upon any event (which, for the avoidance of doubt, excludes Nominees elected pursuant to the Election Proposal and their successors). The following is the text of the Removal Proposal:

“RESOLVED, that each of Joseph V. Bonventre, Michael Narachi, Robert J. Perez, Lesley Russell, Davey S. Scoon and Ron Zwanziger, and each person, if any, nominated, appointed or elected by the board of directors of AMAG Pharmaceuticals, Inc. prior to the effectiveness of this resolution to become a member of the board of directors of AMAG Pharmaceuticals, Inc. at any future time or upon any event, be and hereby is removed.”

According to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 8, 2011, as of November 2, 2011, there were 21,202,959 shares of Common Stock outstanding (excluding treasury shares). Assuming that the number of outstanding shares of Common Stock on the Record Date is 21,202,959, the consent of stockholders holding at least 10,601,480 shares of Common Stock would be necessary to effect the Removal Proposal and remove each of the Company’s current directors. Therefore, 9,398,536 shares in addition to the 1,202,944 shares entitled to vote held by MSMB and its affiliates will be needed to effect the Removal Proposal and remove each of the current members of the Company Board.

Under Section 141(k) of the General Corporation Law of the State of Delaware, directors not serving on a classified board may be removed from office by the stockholders without cause. The Company Board is not classified, and accordingly, any of the Company’s current directors may be removed without cause by the holders of a majority of the shares entitled to vote or consent as of the applicable record date. Should the Company Board propose the election of any additional individuals, to be effective at a future time or upon any event, the Removal Proposal would also remove those persons.

The GOLD consent card delivered with this Consent Statement provides each stockholder of the Company with the opportunity to adopt the Removal Proposal in part by designating the name of any member of the Company Board or nominee, appointee or electee of the current members of the Company Board whom such stockholder does not want removed from the Company Board on the GOLD consent card. Accordingly, it is possible that some, but not all, of the directors then in office may be removed pursuant to the Removal Proposal. If any stockholder consenting to the Removal Proposal designates the name of any director then in office whom such stockholder does not want removed from the Company Board on the GOLD consent card, then the total number of shares represented by any such GOLD consent card would not be included in determining the total number of shares that have consented to the removal of that director pursuant to the Removal Proposal. In the event that holders of less than 10,601,480 shares of Common Stock (including the shares held by MSMB and its affiliates) consent to the removal of any director, then such director will not be removed pursuant to the Removal Proposal.

If the number of Nominees elected pursuant to the Election Proposal exceeds the number of vacancies existing on the Company Board after the Proposals have been effected, the vacancies on the Company Board will be filled by those Nominees who receive the greatest number of consents. If there are two or more Nominees to fill the last vacancy who have received an equal number of consents, the elder of such Nominees will fill the vacancy. MSMB believes that, in this unlikely event, filling vacancies by reference to age is appropriate, as age is an entirely objective criterion. If we have received sufficient consents to remove the seven directors pursuant to the Removal Proposal but insufficient consents to elect any of the Nominees pursuant to the Election Proposal, we would not deliver any consents to the Company.

To the extent that a Nominee is elected by you but such Nominee cannot serve because there is no vacancy, the new Company Board may, because a majority of the outstanding shares have consented to elect such Nominee and in order to effect the consent of such holders, vote to enlarge the size of the Company Board and name such Nominee to a newly-created directorship. MSMB recommends that you consent to remove each of the directors specified in the Removal Proposal.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, MSMB expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

However, there can be no assurance that the Nominees, if they constitute less than a majority of the Company Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

MSMB URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 4 — THE ELECTION PROPOSAL

MSMB is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of the Company:

Name	Age
William Ashton	60
Richard Brewer	60
Cornelius Golding	63
David Gryska	55
Peter Rheinstein	68
Steven Richardson	57
Andrew Vaino	42

The following is the text of the Election Proposal:

“To elect each of the following seven (7) individuals to serve as a director of AMAG Pharmaceuticals, Inc.: William Ashton, Richard Brewer, Cornelius Golding, David Gryska, Peter Rheinstein, Steven Richardson and Andrew Vaino.”

Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. If elected, each Nominee will hold office until his or her successor is elected and qualified at the next annual meeting of stockholders of the Company or until his or her earlier death, resignation, retirement, disqualification or removal.

In addition, depending upon the number of directors of the Company removed pursuant to the Removal Proposal and the number of Nominees elected pursuant to the Election Proposal, one or more vacancies may exist on the Company Board. Pursuant to the Bylaws, a majority of the Company Board may increase or decrease the number of directors without stockholder consent. If a vacancy exists, it is possible that the Company Board may reduce the number of directors. That determination would require the approval of a majority of the directors. We do not at this time anticipate nominating any additional Nominees to fill any vacancies on the Company Board following the Election Proposal.

The GOLD consent card delivered with this Consent Statement provides each stockholder of the Company with the opportunity to adopt Proposal No. 4 in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Company Board.

For additional information concerning the Nominees and the specific qualities of each Nominee considered by MSMB in the course of its deliberations leading to their nomination, please see the sections titled “THE NOMINEES” and “OTHER INFORMATION — Participants in the Solicitation and Solicitation of Written Consents” and Annex B of this Consent Statement.

MSMB URGES YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

NUMBER OF CONSENTS REQUIRED FOR THE PROPOSALS

Each of the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 days of the Record Date although we have set an earlier deadline of         , 2011 for delivery of consents, which deadline we reserve the right to extend.

According to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 8, 2011, as of November 2, 2011, there were 21,202,959 shares of Common Stock outstanding (excluding treasury shares). Assuming that the number of outstanding shares of Common Stock on the Record Date is 21,202,959, the consent of stockholders holding at least 10,601,480 shares of Common Stock would be necessary to effect each of the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board. Therefore, 9,398,536 shares in addition to the shares entitled to vote held by MSMB and its affiliates will be needed to effect each of the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the election of each Nominee to the Company Board.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS NOT CONSENTING. “Broker non-votes” occur when a bank, broker firm, dealer, trust company or other nominee holder has not received instructions with respect to a particular matter, including the Proposals, and therefore does not have discretionary power to vote on that matter. As a result, you should follow the instructions included in the materials that you have received or contact the person responsible for your account and give instructions to consent to the Proposals on your behalf. MSMB recommends that you then confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to MSMB, care of Innisfree M&A Incorporated, which is assisting in this solicitation, at the address and telephone numbers set forth herein, so that MSMB will be aware of all instructions given and can attempt to ensure that those instructions are followed. Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

None of the Bylaw Restoration Proposal, the Vacancy Proposal or the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. If, however, we have received sufficient consents to remove each of the directors from the Company Board pursuant to the Removal Proposal but insufficient consents to elect any of the Nominees pursuant to the Election Proposal, we would not deliver any consents to the Company.

The Election Proposal is conditioned upon the effectiveness of the Removal Proposal. The number of Nominees that can be elected pursuant to the Election Proposal will depend on the number of members of the Company Board that are removed pursuant to the Removal Proposal.

BACKGROUND OF THE WRITTEN CONSENT SOLICITATION

MSMB is an investment firm focused on global healthcare and biotechnology opportunities and long-term investments. MSMB identifies and pursues investments in both private and public markets. MSMB identifies investment opportunities and seeks to maximize value and create opportunities. Based on information obtained from Bloomberg, the trading price of the Common Stock decreased from $60.11 to $35.85 in 2008 (a 40% decrease), from $38.39 to $18.10 in 2010 (a 53% decrease), from $18.09 on January 3, 2011 to $14.76 on September 30, 2011 (a 19% decrease) and has suffered an aggregate decline from $71.34 on April 12, 2007 to $14.76 on September 30, 2011, a decrease of 79%. MSMB has believed for several years that this decline has been a result of the Company’s lack of strategic direction and the Company’s failure to properly market its product. MSMB became particularly alarmed when the Company announced the execution of a Merger Agreement with Allos. MSMB, like many in the investment community, viewed the proposed merger as poorly conceived and destructive to stockholder value.

On August 2, 2011, MSMB delivered a non-binding proposal to the Company Board in which MSMB (i) proposed to acquire all of the Common Stock it does not own for $18.00 per share in cash, representing a 25% premium to the closing price of the Common Stock on August 2, 2011 of $13.93, (ii) stated that it would consider revising its $18.00 per share offer price if additional value was found in the course of due diligence of non-public documents and (iii) expressed its opposition to the Company’s proposed merger with Allos. MSMB stated in the letter its belief that the $18.00 per share offer price was compelling given what we believe was the market’s poor reception to the Company’s proposed merger with Allos (as evidenced by a 14% decline in the value of the Common Stock on the date the Merger Agreement was announced) and what we believe to be the superior economics of MSMB’s offer (a 25% all-cash premium to the closing price of the Common Stock on August 2, 2011, the last trading day before we announced the delivery of the Proposed Offer). The letter also highlighted that MSMB’s proposed transaction was not subject to any financing condition and that MSMB was prepared to move quickly to execute definitive documentation. Additionally, the letter stated that MSMB believed that the Company Board should find MSMB’s offer to be more favorable from a financial point of view than the proposed transaction with Allos, particularly in light of the Proposed Offer’s premium consideration compared to the risk associated with absorbing Allos. Finally, The letter noted the market’s tepid reaction reflected the Company’s stockholders’ view that the Proposed Merger was likely to result in an erosion of stockholder value. The letter reads as follows:

August 2, 2011

The Board of Directors

AMAG Pharmaceuticals, Inc.

100 Hayden Avenue

Lexington, Massachusetts 02421

Ladies and Gentlemen:

On behalf of MSMB Capital Management (“MSMB”), of which I am the Chief Investment Officer, I am writing to express my surprise and disappointment about the at-market transaction that Amag Pharmaceuticals, Inc. (the “Company”) recently entered into with Allos Therapeutics, Inc. (“Allos”). I am also writing to offer that MSMB acquire the Company in a transaction beneficial to all of the stockholders and stakeholders of the Company. MSMB is a long-term stockholder of the Company and believes that neither the Company nor its other stockholders are benefiting from the proposed transaction with Allos. Due to this belief, MSMB is prepared to offer the Company’s other stockholders an alternative that provides immediate liquidity.

We do not understand the Company’s motivation in entering into a business combination transaction that does not provide stockholders with a premium or a liquidity alternative. Given the market conditions for the Company’s stock, we are willing to acquire all of the outstanding shares of the Company’s common stock, other than those owned by us, at a price of $18 per share in cash. This proposal represents a 25% premium to the closing price on August 2, 2011. The Company’s common stock has not reacted positively to the proposed transaction with Allos and the offer from MSMB provides the Company’s stockholders a viable alternative to this poorly viewed transaction. More importantly, MSMB’s offer provides liquidity and superior economics to the Company’s stockholders. We strongly believe that the Company’s Board of Directors should find our offer to be more favorable from a financial point of view than the proposed transaction with Allos.

Due to the significant value that MSMB believes the Company represents, MSMB could be prepared to increase the price per share mentioned above if (a) it is allowed time and access in order to conduct due diligence and that due diligence validates certain understandings about the Company and its prospects and (b) MSMB is able to negotiate a definitive acquisition agreement containing customary representations, warranties, covenants and closing conditions. MSMB is prepared to begin the due diligence process immediately. We believe the support of the Company’s senior management is important to the success of the Company and hope to work with them through this process and following the consummation of a transaction.

While our offer is subject to customary closing conditions and a cursory due diligence period, it is not subject to any financing condition. Our proposal is contingent on the Company entering into a definitive agreement with MSMB prior to September 1, 2011.

It is imperative that the Company be sold now, the transaction with Allos terminated and further erosion of stockholder value be prevented. The proposal outlined above adheres to a clear timeline, provides stockholders with a price no less than $18 per share, and allows for a higher price if one is warranted. Our offer is compelling and provides the Company’s stockholders an immediate and certain path to a premium, all-cash transaction that will eliminate the risk associated with the Allos transaction as well as the risk of future value destruction.

It is our strong preference to work together immediately to negotiate a definitive merger agreement. From our perspective, the benefits to your employees and stockholders should provide a meaningful impetus for you to seriously investigate this opportunity. Nonetheless, if you choose not to engage with us, we are prepared to proceed promptly with an offer directly to your stockholders. We and our counsel, Katten Muchin Rosenman LLP, are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with the Company. We hope to receive a favorable response from you promptly and we are confident that, with the Company’s cooperation, we can quickly reach a definitive agreement.

We look forward to discussing the above with you at your earliest convenience. We request a response from you to our proposal by 5:00 p.m. on August 15, 2011. If you do not respond by that time, we reserve the right to take whatever steps we deem necessary to preserve and maximize stockholder value. It is our strong preference to negotiate a transaction that has the support of your Board of Directors. Given the clear superiority of our offer to the proposed Allos transaction, we would like to meet with you and your advisors as soon as possible to finalize a definitive agreement.

This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

Sincerely,

/s/ Martin Shkreli

Martin Shkreli

On August 3, 2011, MSMB issued a press release announcing the delivery of its letter to the Company Board and its proposal to acquire the Company for $18.00 per share in cash.

On August 8, 2011, the Company issued a press release announcing that after consultation with its legal and financial advisors, the Company Board had determined that MSMB’s offer was not reasonably expected to result in a superior offer to the merger with Allos. Prior to making such determination, neither the Company Board, nor any of its advisors, had any contact with MSMB or any of its advisors.

Between August 15, 2011 and October 27, 2011, MSMB, with its advisors, discussed possible candidates for nomination for election as directors of the Company in connection with a possible consent solicitation process, and arrived at a list of over a dozen candidates, focusing upon identifying a slate of nominees that had extensive experience in, and knowledge of, the healthcare and pharmaceutical industries. Mr. Golding was recommended as a candidate by a representative of MSMB’s legal counsel, Katten Muchin Rosenman LLP, and had no prior or ongoing relationships or agreements with MSMB. Each of Messrs. Ashton, Brewer, Gryska and Richardson and Dr. Rheinstein were known to one or more MSMB executives by virtue of their professional expertise and associations, but had no prior or ongoing relationships or agreements with MSMB. Mr. Richardson currently serves as a director of Retrophin LLC, a company of which Martin Shkreli, the Chief Investment Officer of MSMB, serves as Chairman and Chief Executive Officer. Dr. Vaino has been employed by MSMB as an analyst since May, 2011. Mr. Richardson may be deemed to be a limited partner in funds operated or managed by MSMB due to investments that he has made with MSMB.

Between August 15, 2011 and October 27, 2011, each of the candidates identified by MSMB was approached with a view to determining their interests (if any) in the Company and willingness to accept nomination. With respect to each Nominee, MSMB obtained positive responses including signed Nomination

Agreements and each of the Nominees established to MSMB’s satisfaction that he was independent in accordance with the definition of “independent” used by the Company for determining if a majority of the Company Board is independent in compliance with the requirements of NASDAQ and further agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board. Having satisfied MSMB as to all these matters, among others, the Nominees were chosen by MSMB as nominees for purposes hereof.

For additional information concerning the Nominees and the specific qualities of each Nominee considered by MSMB in the course of its deliberations leading to their nomination, please see the sections titled “THE NOMINEES – Information regarding the Nominees” and “OTHER INFORMATION – Participants in the Solicitation and Solicitation of Written Consents” and Annex B of this Consent Statement.

On September 22, 2011, MSMB, Ironman and Ironman Acquisition GP, LLC (“Ironman GP”) filed with the SEC a preliminary Consent Statement on Schedule 14A with respect to the removal of certain members of the Company Board and nomination of the aforementioned nominees. Also on September 22, 2011, MSMB, Ironman and Ironman GP filed a preliminary Proxy Statement on Schedule 14A with the SEC soliciting proxies against the Share Issuance Proposal and the Adjournment Proposal.

On September 22, 2011, MSMB issued a press release announcing the Consent Solicitation, the Proxy Solicitation and its continued interest in discussing the Proposed Merger, following the replacement of certain members of the Company Board, with the reconstituted Company Board.

On September 29, 2011, pursuant to Rule 14a-7 under the Exchange Act, MSMB submitted letters to the Company requesting, among other things, that the Company decide whether it or MSMB will mail the Definitive Consent Statement and the Definitive Proxy Statement to the Company’s stockholders and, if not, that the Company provide MSMB with certain mailing information for the Company’s stockholders.

On September 30, 2011, representatives of MSMB and Innisfree M&A Incorporated met with representatives of ISS to present the reasons that MSMB, Ironman and Ironman GP were proceeding with the Consent Solicitation and the Proxy Solicitation.

On October 7, 2011, MSMB, Ironman and Ironman GP jointly filed a Schedule 13D with the SEC that included a letter to the Company Board setting forth the reasons that MSMB opposed the Merger with Allos, including (i) the market’s general negative reaction to the announcement of the Merger, (ii) the weakness in Folotyn’s patent protection and the potential impact of such weakness on the Company’s future earnings, (iii) the weakness of the current Company Board and management of the Company and (iv) the fact that the Chairman of the Company Board and the Chief Executive Officer of the Company have relatively small equity positions in the Company. The letter reads as follows:

October 7, 2011

The Board of Directors

AMAG Pharmaceuticals, Inc.

100 Hayden Avenue

Lexington, Massachusetts 02421

Ladies and Gentlemen:

MSMB Capital Management beneficially owns approximately 5.85% of the outstanding shares of AMAG’s common stock, intends to acquire more shares and will vote every share it owns against the ill-conceived merger of AMAG and Allos Therapeutics, Inc. (“Allos”). We are also urging our follow stockholders to vote AGAINST the merger with Allos.

We have come to our conclusion regarding the merger after reviewing the proposed valuation of Allos and the stated merits of the transaction. We urge The Board of Directors of AMAG as well as our fellow stockholders to read the article entitled “Amag-Allos: Worst Bio-Merger in History”, by Adam Feuerstein, published on TheStreet.com on July 20, 2011, as well as the Citigroup Investment Research Report entitled “AMAG: The Difference Between Fiction and Reality? Fiction has to Make Sense”, published on October 4, 2011. Both of these reports further demonstrates the skepticism that surrounds this proposed merger and the reasons that it is bad for AMAG and its stockholders.

In its filings with the Securities and Exchange Commission, AMAG contends that Folotyn is under patent protection until 2026. However, Folotyn’s orphan status expires in 2016 and we believe that it is unlikely that Folotyn’s 6,028,071 and 7,622,470 patents will adequately protect it from generic competition. Folotyn’s 6,028,071 and 7,622,470 patents are “method of use” patents and are widely considered to be less robust than “composition of matter” patents. Folotyn is currently protected by orphan status because its composition of matter patent previously expired. The Folotyn “method of use” patent is based on the novelty of using an antifolate to treat cancer and that concept is of questionable inventive ingenuity. Scientists, oncologists and pharmaceutical manufacturers have long known that antifolates are generally potent anticancer compounds, and pralatrexate (Folotyn) is a traditional antifolate. Accordingly, seasoned pharmaceutical investors believe that relying on a “method of use” patent is risky because many of such patents do not withstand legal challenge.

Although AMAG and Allos claim that the combined entity may break-even in 2013 and generate full-year profits in 2014, AMAG stockholders may only benefit from Folotyn’s orphan status (and enhanced cash flows) for a period as short as three years before Folotyn generics enter the market. We believe that due to this patent risk, it is inappropriate and unacceptable to pay the Allos stockholders 39% of the stock of AMAG. Unlike Folotyn, Feraheme, AMAG’s key product, has long-term patent protection that includes barriers to manufacturing and characterization. Due to the poorly-conceived merger with Allos and other missteps described herein, we believe that all stockholders should vote against the merger and that AMAG’s board of directors and management team must be disarmed and replaced with competent leadership that will act in the interests of AMAG’s stockholders.

The key decision makers at AMAG are unable to create stockholder wealth and have a history of destroying stockholder value. Mr. Narachi, the Chairman of the Board of AMAG, is also the Chief Executive Officer of Orexigen Therapeutics, Inc. and through this role has presided over the approximately 74% year-to-date decline in Orexigen’s stock price. Dr. Pereira has been the Chief Executive Officer of AMAG during its staggering 80% peak-to-date decline in stock price. We are disappointed that stockholders have permitted these two men to be the key decision makers for these companies and are shocked that Mr. Narachi and Dr. Pereira believe they are qualified to lead AMAG. The combination of these men is a toxic cocktail of mismanagement that must be removed or diluted before AMAG loses all of its remaining value. Indeed, AMAG’s common stock is, as of today, trading close to cash value, an ominous view by the market of AMAG’s future under current management.

We are also concerned that the Board of Directors of AMAG has demonstrated repeated faith in Dr. Pereira and his management despite the fact that in October 2010 AMAG was forced to terminate 24% of its employees. Even more surprising was the fact that the Compensation Committee of AMAG granted Dr. Pereira a $100,000 increase in his base salary in 2010 and amended his employment agreement to provide for a significantly larger change of control payment despite the Compensation Committee stating in AMAG’s proxy that the Company’s management was “well short” of meeting the performance goals set by the Board of Directors.

Most troubling to us is the fact that neither Dr. Pereira nor Mr. Narachi own a significant stake in the stockholders’ company. Dr. Pereira has “gotten rich” on the AMAG stock that he sold at the height of the market and the salary that he received while destroying AMAG’s trading value. According to AMAG’s proxy, he currently owns 357,864 shares, of which 352,864 shares are in the form of options. Therefore, Dr. Pereira basically owns 5,000 shares of the stockholders’ company. A CEO who is aligned with his stockholders should own more than .02% of a company. Further compounding the problem is that Dr. Narachi has 40,984 options and Restricted Stock Units, but owns 0 shares of AMAG stock. However, in 2010 AMAG and its stockholders paid Mr. Narachi $67,500 and assorted stock and option awards.

We believe that it is fundamentally wrong for the Chief Executive Officer and Chairman of the Board to own a fraction of one percent of AMAG in the aggregate. We also believe that it is inappropriate to empower such people to overpay the Allos stockholders for a declining drug and supervise the loss of approximately 80% of stockholder value over the past four years.

On August 1 and 2, 2011, we attempted to contact Dr. Pereira and AMAG in advance of submitting our offer. Furthermore, on August 3, 2011, after submitting our offer, we and our representatives attempted to contact Dr. Pereira as well as AMAG’s financial and legal advisors in order to discuss our proposed offer. However, Dr. Pereira and AMAG’s financial and legal advisors ignored or rebuffed our overtures. Notwithstanding our and our advisors’ efforts, AMAG’s board of directors and its advisors granted us a total of 0 minutes to explain our source of financing, to discern our level of interest in AMAG or to investigate our ability to raise our bid should we and our representatives be granted a limited due diligence period and other customary provisions. We view AMAG’s board of directors and its advisors as reckless in this regard. Unfortunately, these actions are not surprising considering the destruction of stockholder value that has occurred at companies managed by Mr. Narachi and Dr. Pereira.

We are committed to completing our proposed $18 per share all cash transaction and accordingly are encouraging all of AMAG’s stockholders to vote AGAINST the Allos merger. We urge the Board of Directors of AMAG to acknowledge the obvious flaws in the proposed merger with Allos and to proceed in a manner that is in the interests of the stockholders of AMAG.

Sincerely,

/s/ Martin Shkreli

Martin Shkreli

On October 11, 2011, MSMB issued a press release announcing ISS’s recommendation that its clients vote against the Share Issuance Proposal and the Adjournment Proposal. MSMB also reiterated its opposition to both proposals in such press release.

On October 14, 2011, MSMB filed an amendment to its preliminary Proxy Statement with the SEC.

On October 18, 2011, MSMB filed a second amendment to its preliminary Proxy Statement with the SEC.

From August 2, 2011 through October 28, 2011, MSMB continued to purchase or sell shares of Common Stock in open market transactions. As of November 11, 2011, MSMB had acquired an aggregate of 1,202,944 shares of Common Stock, representing 5.67% of the issued and outstanding Common Stock. In addition, as of November 11, 2011, MSMB and its affiliates had an aggregate short position of 0 shares of Common Stock. MSMB and its affiliates from time to time may establish short positions in order to preserve its investors’ capital, hedge its exposure to the Company and limit its general exposure to market volatility. MSMB’s short position was calculated by adding all of MSMB’s short positions (open and closed) and subtracting MSMB’s covers of its short positions. MSMB has historically acquired short positions due to concerns about the true intentions of the Company’s management as well as to hedge against any risks associated with the Company and its strategy. MSMB believes in the value of Feraheme and continues to believe that management of the Company and the Company Board are not acting in the best interests of the stockholders of the Company. For more information, please see Schedule I attached hereto.

The Company Board has not engaged with MSMB on the Proposed Offer or allowed MSMB to undertake any non-public due diligence of the Company. MSMB therefore on October 18, 2011 filed a Definitive Proxy Statement with the SEC in order to solicit votes against the Share Issuance Proposal and the Adjournment Proposal.

On October 19, 2011, MSMB issued a press release encouraging the stockholders of AMAG to vote against the Share Issuance Proposal and the Adjournment Proposal.

On October 21, 2011, the Company held a special meeting of stockholders at which 4,476,870 shares of Common Stock were voted in favor Share Issuance Proposal and 11,784,486 shares of Common Stock were voted against the Share Issuance Proposal and 4,305,821 shares of Common Stock were voted in favor of the Adjournment Proposal and 11,954,361 shares of Common Stock were voted against the Adjournment Proposal.

On November 2, 2011, MSMB filed an amendment to its preliminary Consent Statement with the SEC.

On November 2, 2011, MSMB issued a press release announcing the amendment to its preliminary Consent Statement and the inclusion of Messrs. Brewer and Gryska as Nominees.

There can be no assurance that we will commence or consummate the Proposed Offer if the matters contemplated by this Consent Solicitation Statement are approved by the Company’s stockholders. In addition, we anticipate that if we commence the Proposed Offer, it would be subject to a number of conditions, including the receipt of all regulatory approvals, consents and waivers, waiver of the Company’s Rights Plan as it relates to the Proposed Offer and approval of the Proposed Offer by the Company Board. There are no assurances that such conditions would be satisfied if the Company’s stockholders approve the matters set forth herein. Although we do not anticipate modifying our offer price, there can also be no assurance if we proceed with the Proposed Offer that it will be at the $18.00 in cash per share price that we had previously announced. The Proposed Offer was a non-binding proposal and the persons soliciting consents under this Consent Solicitation Statement are under no obligation to consummate an acquisition of the Company or your Common Stock.

We are currently negotiating with our lenders regarding the terms of the financing associated with the Proposed Offer. Although we expect to obtain financing from such lenders on terms that we deem to be commercially reasonable, there can be no assurance that such financing will be available to us on commercially reasonable terms or at all. If we fail to obtain such financing, we would be unable to proceed with the Proposed Offer. Consequently, following a consent to the matters set forth herein, the Company may remain independent of MSMB. The stockholders of the Company should take all of these factors into account when determining whether to consent to MSMB’s proposals. Please see “Forward-Looking Statements” on page 1.

THE NOMINEES

Pursuant to the Nomination Agreements between MSMB and each of the Nominees, each Nominee has agreed, if elected, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise his independent judgment in accordance with his fiduciary duties in all matters that come before the Company Board. We believe the Nominees will, if the Nominees elected constitute a majority of the Company Board and subject to their fiduciary duties, consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

In consenting to the removal of the Company Board and to the election of the Nominees, you are sending a message to the Nominees that you are dissatisfied with the Company’s performance and that you want them to consider all of the Company’s strategic options.

We believe that the Nominees will, if the Nominees elected constitute a majority of the Company Board, permit us to conduct non-public due diligence, which could result in an increase to any ultimate offer price. While we fully expect that such non-public due diligence will result in our being in a position to modestly increase our offer price, it is possible that we could reduce our offer price if the Company takes any further actions that reduces its value to us and/or if the non-public due diligence reveals material undisclosed information that negatively impacts the Company. We would not reduce our offer price based on the Company’s payment of a termination fee to Allos in connection with the termination of the Merger Agreement.

If the Nominees elected do not constitute a majority of the Company Board, they will not be able to unilaterally cause the Company Board to take (or not take) any specific action. In such an event, MSMB expects that the Nominees will, subject to their fiduciary duties, seek to influence the Company Board and management of the Company to consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

However, there can be no assurance that the Nominees, if they constitute less than a majority of the Company Board, will be able to persuade other members of the Company Board to join with them in considering these actions.

Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which could include a second-step merger, for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Accordingly, under (i) above, if the Nominees are elected and the newly constituted Company Board approves the Proposed Offer, there will be no delay in, or supermajority voting requirements applicable to, a second-step merger.

Poison Pill. With the poison pill currently in place, if MSMB were to purchase more than 20% of the shares of Common Stock outstanding, each Right would enable the holders to purchase multiple shares of Common Stock at half of market value or receive one free share of Common Stock in exchange for a Right. Any Rights MSMB purchased (either attached to or separated from shares of Common Stock purchased in the Proposed Offer) would be voided under the poison pill, resulting in substantial potential economic and ownership dilution. Accordingly, as is customary in offers to purchase, if the Proposed Offer were commenced prior to the elimination of the poison pill, its consummation would be conditioned upon the Rights no longer being in existence or being rendered inapplicable to the Proposed Offer.

Any description of the Rights contained herein is based upon publicly available documents and does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, dated September 4, 2009 and filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2009.

Information regarding the Nominees. MSMB believes the Nominees are independent in accordance with the definition of “independent” used by the Company for determining if a majority of the Company Board is independent in compliance with the requirements of NASDAQ. In addition, MSMB believes the Nominees are “independent” in accordance with the applicable definition of “independent” used by the Company for determining if a member of the nominating and corporate governance committee, the compensation committee and the audit committee of the Company Board is independent in compliance with NASDAQ’s listing standards and the requirements of the Sarbanes-Oxley Act of 2002.

Each of the Nominees has furnished the following information regarding his or her principal occupations and certain other matters. Included after each narrative is a brief summary of certain specific attributes, competencies and characteristics of the Nominee that led MSMB, after discussions, to recommend such Nominee for election to the Company Board. Except as otherwise stated herein, none of the corporations or other organizations in which any Nominee carried on his or her principal occupations or employment during the past five years is a subsidiary or other affiliate of the Company.

William L. Ashton, MEd. Since 2005, Mr. Ashton has been the Founding Dean of the Mayes College of Healthcare Business and Policy and is currently the Senior Vice President of External Affairs at University of the Sciences in Philadelphia, Pennsylvania. From 1989 to 2005, Mr. Ashton held a number of positions at Amgen Inc., a biotechnology company listed on NASDAQ under the symbol “AMGN”. In all, Mr. Ashton has 28 years of experience in the pharmaceutical industry, including at Boehringer Ingelheim and Warner–Lambert (which was acquired by Pfizer, Inc. in 2000). Since 2009, Mr. Ashton has served on the board of directors of Sucampo Pharmaceuticals, Inc., a biopharmaceutical company listed on NASDAQ under the symbol “SCMP”. Mr. Ashton also currently serves on the boards of the National Osteoporosis Foundation and Friends of the National Library of Medicine at the National Institutes of Health. Mr. Ashton holds a B.S., Education, from the California University of Pennsylvania and a M.A., Education, from the University of Pittsburgh.

MSMB believes that Mr. Ashton will bring to the Company Board his expertise in government affairs and sales and marketing developed over 28 years of substantial experience at leading companies in the pharmaceutical and biopharmaceutical industries.

Richard B. Brewer. Mr. Brewer has since 2003 been the Managing Partner of Crest Asset Management, a management advisory and investment firm, where he provides guidance to and invests in biotechnology opportunities. Mr. Brewer has been Chairman of the board of directors of Dendreon Corporation, a biotechnology company listed on NASDAQ under the symbol “DNDN”, since 2004, Executive Chairman of the board of directors of Nile Therapeutics, Inc., a biopharmaceutical company listed on NASDAQ under the symbol “NLTX”, since July 2010, and Chairman of the board of directors of ARCA biopharma, Inc., a biopharmaceutical company listed on NASDAQ under the symbol “ABIO”, since 2006. Mr. Brewer was President and Chief Executive Officer of Arca biopharma from November 2006 to December 2009. Before that, Mr. Brewer served as President and Chief Executive Officer of Scios, Inc., a biopharmaceutical company that was acquired by Johnson & Johnson in 2004, and Chief Operating Officer of Heartport, Inc., a cardiovascular device company developing, and spent over a decade at Genentech, a biotechnology company, in various management positions, including Senior Vice President of Sales and Marketing and Senior Vice President of Genentech Europe and Canada. Mr. Brewer also currently serves as a director of SRI International, an independent, non-profit research group, and as a member of the Board of Advisors of Northwestern University, Kellogg School of Business, Biotechnology Section. Mr. Brewer holds a B.S. from Virginia Polytechnic Institute and an M.B.A. from Northwestern University.

MSMB believes that Mr. Brewer will bring to the Company Board his extensive experience in leading public companies in the biotechnology and pharmaceutical industries, including board leadership and senior management experience.

Cornelius Golding. Mr. Golding is currently a financial consultant to various property and casualty insurance companies. From 1981 to 2003, Mr. Golding served in various financial roles at Atlantic Mutual Insurance Company (“Atlantic Mutual”), a property and casualty insurance company in Madison, New Jersey.

During his tenure with Atlantic Mutual, Mr. Golding first served as vice president of internal audit and comptroller before being appointed as senior vice president. Mr. Golding was promoted to chief financial officer in 1994 and served in this role until his retirement in 2003. Mr. Golding is a director since 2010 of Hudson City Bancorp, Inc., a holding company for Hudson City Savings Bank, a federally chartered stock savings bank, Chairman of the Risk Committee, and a member of the Audit and Nominating and Corporate Governance Committees. Mr. Golding serves on the boards of directors of various private companies, including the United Auto Insurance Group of North Miami Beach, Florida, since 2004, and the John A. Forster Trust since 2003. Mr. Golding is also a director since 2006 of Neurologix, Inc., a specialty pharmaceutical company traded on the Over-the-Counter Bulletin Board under the symbol “NRGX.OB”, Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Golding previously served on the board of directors of the National Atlantic Holding Corp., a property and casualty insurance company in New Jersey, from 2005 to 2008, where he was also a member of the audit and compensation committees. Mr. Golding also previously served on the board of directors of Somerset Hills Bank Corp., a holding company for the Bank of Somerset Hills, a New Jersey bank, from 2004 to 2010, where he was also a member of the board’s audit and compensation committee and nominating/HR committee. Mr. Golding is also an officer of the Mary Golding Trust of St. Catherine, a not-for-profit organization. Mr. Golding is a Certified Public Accountant and holds a B.B.A. in accounting from Saint John Fisher College and an M.B.A. in finance from Fairleigh Dickinson University.

MSMB believes that Mr. Golding’s extensive financial and accounting experience positions him well to serve as a director and to provide critical accounting expertise. MSMB expects Mr. Golding’s various professional experiences will provide the Company Board with insight and guidance in assessing risks associated with its business and operations.

David W. Gryska. Mr. Gryska is currently a consultant for biotechnology and pharmaceutical companies. He has served a director of Seattle Genetics, Inc., a biotechnology company listed on NASDAQ under the symbol “SGEN”, since 2003. From December 2006 to October 2010, he served as Senior Vice President and Chief Financial Officer of Celgene Corporation, a biotechnology company listed on NASDAQ under the symbol “CELG”. From October 2004 to December 2006, he was a principal at Strategic Consulting Group, where he provided strategic consulting to early-stage biotechnology companies. Mr. Gryska served as Senior Vice President and Chief Financial Officer at Scios, Inc., a biopharmaceutical company, from November 2000 to October 2004, and as Vice President of Finance and Chief Financial Officer from December 1998 to November 2000. Scios was acquired by Johnson & Johnson in 2003. From 1993 to December 1998, he served as Vice President, Finance and Chief Financial Officer at Cardiac Pathways Corporation, a medical device company which was later acquired by Boston Scientific Corporation. Prior to Cardiac Pathways, Mr. Gryska served as a partner at Ernst & Young LLP, an accounting firm. During his eleven years at Ernst & Young LLP, he focused on technology industries, with an emphasis on biotechnology and healthcare companies. Mr. Gryska was also a director of CoTHerix, Inc from 2004 to 2007. Mr. Gryska holds a B.A. in accounting and finance from Loyola University and an M.B.A. from Golden Gate University.

With his years of experience as Chief Financial Officer at Celgene, Scios, and Cardiac Pathways, MSMB believes that Mr. Gryska will bring to the Company Board his valuable and relevant experience as a senior financial executive at life sciences and biotechnology companies dealing with financings, mergers, acquisitions and global expansion and other strategic transactions. We believe that he will also bring his extensive knowledge of accounting principles and financial reporting rules and regulations, tax compliance and oversight of the financial reporting processes of several large, publicly traded corporations.

Peter Rheinstein, MD, JD, MS. Dr. Rheinstein is a consultant on medical law and regulation and he has served in such capacity for Severn Health Solutions, a private consulting firm, since 1999. Dr. Rheinstein was a senior manager at the US Food and Drug Administration for over 25 years and was responsible for developing FDA regulations governing drug approval, drug product exclusivity, and prescription drug promotion. At the FDA, he managed as many as 500 physicians, scientists and support personnel. He has practiced medicine; served as medical director for a chain of long term care facilities; served as the first president of a company providing physician services in hospital emergency departments; served as publisher of an online medical journal; and served as senior vice president for clinical and regulatory affairs at a company developing cancer diagnostics and therapeutics. He previously served on the board of directors of a privately held company that developed a treatment for idiopathic pulmonary fibrosis and licensed that treatment to publicly traded companies in the US and Japan. Dr. Rheinstein is also the immediate past president of the Academy of Pharmaceutical Physicians and Investigators. He is a member of the American Medical Association’s (National Task Force on CME Provider/Industry Collaboration. He previously served as President of the Drug Information Association. Dr. Rheinstein is the Chairman of the American Board of Legal Medicine and is a fellow and board member of the American College of Legal Medicine. Dr. Rheinstein earned his MD at Johns Hopkins University, his JD at the University of Maryland, and his BA and MS in mathematics at Michigan State University. He completed additional training at Harvard University and at the US Federal Executive Institute. He is a licensed attorney and physician, board certified in family medicine and geriatric medicine, and a Fellow of the American Academy of Family Physicians.

MSMB believes that Dr. Rheinstein will bring to the Company Board his vast FDA regulatory experience and his experience developing and commercializing drugs.

Steven Richardson. Mr. Richardson is the President of Diverse Outcomes, LLC, a consulting firm, a position he has held since 2008. Through Diverse Outcomes, Mr. Richardson has served as a Senior Advisor to The Boston Consulting Group, a management consulting firm, since early 2009. From 1972 through 2008, Mr. Richardson held various positions at American Express, most recently as Senior Vice President of Human Resources and Chief Talent Officer, where he served as a key advisor for major business transformation and enterprise-wide organizational change and restructuring. Mr. Richardson is a director of Retrophin, LLC, a biotechnology company, and served as a board member of United Way Worldwide from 2008 to 2010. He is also currently a Senior Advisor to the Hidden Brain Drain Task Force, a task force focused on identifying, developing and promoting a second generation of corporate policies and practices that support the ambition, work and life needs of highly qualified talent across the divides of gender, generation and culture.

MSMB believes that Mr. Richardson will bring to the Company Board his extensive experience in overseeing and advising growing companies and substantial experience in business transformation, global general management and recruiting talented management.

Andrew R. Vaino, Ph.D. Dr. Vaino has been an analyst at MSMB Capital Management LLC, a hedge fund based in New York, NY, since May 2011. Dr. Vaino is an expert in the biotechnology industry, with nearly 20 years of experience researching and developing treatments and methodologies for various forms of cancer and infectious diseases. Prior to joining MSMB Capital Management, Dr. Vaino was a biotechnology analyst at Roth Capital Partners, LLC, a private investment banking firm headquartered in Newport Beach, CA, where he covered 15 to 20 micro- to small-cap biotechnology companies. In May 2010, The Wall Street Journal ranked Dr. Vaino #1 among pharmaceutical analysts. Prior to joining Roth Capital Partners, Dr. Vaino was a member of the faculty at the University of Maine (Orono, ME), where he taught graduate and undergraduate organic chemistry as an assistant professor. From 2000 to January 2006, Dr. Vaino was a medicinal chemist in San Diego, CA, at various biotechnology companies, including NewBiotics, Inc., SGX Pharmaceuticals, Inc. and CovX Research LLC. Dr. Vaino has authored more than a dozen peer-reviewed papers, and is an inventor on one patent and two patent applications for molecules that could be applied as potential cancer treatments. Dr. Vaino holds a Ph.D. in chemistry from Queen’s University (Kingston, ON), a Masters of Business Administration from the University of California, Irvine, and a B.Sc., with honors, from Queen’s University.

MSMB believes that Dr. Vaino would bring to the Company Board a deep technical and financial understanding of the biotechnology and pharmaceutical industries.

Arrangements between MSMB and the Nominees

Pursuant to the Nomination Agreement with each of the Nominees, MSMB has agreed to reimburse each Nominee for his or her reasonable expenses incurred in the performance of his or her responsibilities as a nominee and to pay the reasonable legal fees and expenses of a single independent legal counsel selected collectively by and acting for the Nominees as nominees. MSMB has also agreed, subject to certain conditions set forth in the Nomination Agreement, to indemnify, defend and hold harmless each Nominee from and against any and all losses, claims, damages, liabilities, judgments, costs and expenses (including reasonable fees and disbursements of counsel and costs of investigation) to which such Nominee may become subject or which such Nominee may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon his or her being a nominee for election to the Company Board. Pursuant to the Nomination Agreement, each Nominee also has agreed, if elected, to serve as a director and to act in the best interests of the Company and its stockholders and to exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Company Board.

Mr. Richardson serves as a director of Retrophin LLC, a company of which Martin Shkreli, the Chief Investment Officer of MSMB, serves as Chairman and Chief Executive Officer. Dr. Vaino has been employed by MSMB as an analyst since May, 2011. Each of Mr. Richardson and Dr. Vaino has agreed to (i) be nominated in accordance with the nomination agreement attached hereto as Annex D, pursuant to which they agreed, if so elected to the Company Board, to act in the best interests of the Company’s stockholders, and (ii) have their pecuniary interests aligned with the Company’s stockholders, we believe no conflicts of interest exist for such Nominees.

Other than the Nomination Agreement, there is no arrangement or understanding between any Nominee and any other person or persons, including MSMB, pursuant to which any Nominee was selected as a nominee for election to the Company Board, although it is expected that the Nominees, if elected and subject to their fiduciary duties would consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

Furthermore, we believe that the Nominees will, if the Nominees elected constitute a majority of the Company Board, permit us to conduct non-public due diligence, which could result in an increase to any ultimate offer price. While we fully expect that such non-public due diligence will result in our being in a position to modestly increase our offer price, it is possible that we could reduce our offer price if the Company takes any further actions that reduces its value to us and/or if the non-public due diligence reveals material undisclosed information that negatively impacts the Company. We would not reduce our offer price solely based on the Company’s payment of a termination fee to Allos in accordance with the terms of the Merger Agreement. A form of Nomination Agreement is included in Annex D of this Consent Statement.

Additional Information Concerning the Nominees

The Nominees have furnished additional miscellaneous information required by the SEC rules and applicable law, which information is located in Annex B of this Consent Statement.

MSMB IS ASKING YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

The Nominees are highly qualified, experienced and well-respected members of the business community. The only commitment that each of the Nominees has given to MSMB, and the only commitment that MSMB has sought from the Nominees, is that he or she will, if elected, serve as a director, act in the best interests of the Company and its stockholders and exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Company Board. Support of the Proposals by holders of at least a majority of the then outstanding Common Stock will send a strong signal to the Nominees that the Company’s stockholders are dissatisfied with the Company’s performance and want the Company Board to consider all of the Company’s strategic options should the newly elected directors deem it appropriate in the exercise of their fiduciary duties to do so. We do not believe the election of the Nominees to the Company Board will preclude their consideration of any competing bids or proposals for the acquisition of the Company.

VOTING SECURITIES

According to the Company’s public filings, the shares of Common Stock constitute the only class of outstanding voting securities of the Company, and as of November 2, 2011, there were 21,202,959 shares of Common Stock outstanding (excluding treasury shares). Each share of Common Stock is entitled to one vote, and only record holders of Common Stock are entitled to execute consents. The Company’s stockholders do not have cumulative voting rights.

PROCEDURAL INSTRUCTIONS

The Bylaw Restoration Proposal. You may consent to the Bylaw Restoration Proposal by marking the box “CONSENT” on the enclosed GOLD consent card. You may also elect not to consent to the Bylaw Restoration Proposal by marking the proper box on the consent card. You may abstain from consenting to the Bylaw Restoration Proposal by marking the proper box on the consent card. If the GOLD consent card is signed and dated, but no direction is given with respect to the Bylaw Restoration Proposal, you will be deemed to consent to the Bylaw Restoration Proposal.

MSMB URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

The Vacancy Proposal. You may consent to the Vacancy Proposal by marking the box “CONSENT” on the enclosed GOLD consent card. You may also elect not to consent to the Vacancy Proposal by marking the proper box on the enclosed GOLD consent card. You may abstain from consenting to the Vacancy Proposal by marking the proper box on the consent card. If the GOLD consent card is signed and dated, but no direction is given with respect to the Removal Proposal, you will be deemed to consent to the Vacancy Proposal.

MSMB URGES YOU TO CONSENT TO THE VACANCY PROPOSAL.

The Removal Proposal. You may consent to the Removal Proposal by marking the box “CONSENT” on the enclosed GOLD consent card. You may also elect not to consent to the Removal Proposal by marking the proper box on the enclosed GOLD consent card. You may abstain from consenting to the Removal Proposal by marking the proper box on the consent card. You may elect not to consent to the removal of any one or more members of the Company Board by marking the box “CONSENT” and writing such person’s name in the space provided on the GOLD consent card. If the GOLD consent card is signed and dated, but no direction is given with respect to the Removal Proposal, you will be deemed to consent to the Removal Proposal.

MSMB URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

Election of Nominees. You may consent to the election of all the Nominees by marking the “CONSENT” box on the enclosed GOLD consent card. You may also elect not to consent to the election of entire slate of Nominees by marking the proper box on the enclosed GOLD consent card. You may also elect not to consent to the election of any one or more of the Nominees by marking the box “CONSENT” and writing the name of any Nominee you wish to not to consent to the election of in the space provided on the GOLD consent card. You may abstain from the election of the Nominees by marking the proper box on the consent card. If the GOLD consent card is signed and dated, but no direction is given with respect to the election of Nominees, you will be deemed to consent to the election of all Nominees.

MSMB URGES YOU TO CONSENT TO THE ELECTION PROPOSAL.

Depending upon the number of directors of the Company removed pursuant to the Removal Proposal and the number of Nominees elected pursuant to the Election Proposal, one or more vacancies may exist on the Company Board after the Removal Proposal and Election Proposal are effected. If a vacancy exists, the Company Board may determine to reduce the size of the Company Board. That determination would require the approval of a majority of the directors.

Revocation of Written Consents. An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is revoked or no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to MSMB, in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, or to the principal executive offices of the Company. Although a revocation is effective if delivered to the Company, MSMB requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to MSMB in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, so that MSMB will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

YOUR CONSENT IS IMPORTANT.

Your CONSENT to the Bylaw Restoration Proposal, the Vacancy Proposal, the Removal Proposal and the Election Proposal will send a strong signal to the Nominees that the Company’s stockholders want them, subject to their fiduciary duties, to consider:

•	strategic alternatives, including a possible sale of the Company;

•	a permanent Chief Executive Officer and senior management team that have experience successfully developing companies in the biopharmaceutical industry;

•	the return of a portion of the Company’s cash to the stockholders of the Company through a special dividend; and

•	the merits of the Proposed Offer.

In consenting to the removal of the Company Board and to the election of the Nominees, you are sending a message to the Nominees that you are dissatisfied with the Company’s performance and that you want them to consider all of the Company’s strategic options.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. The Company’s Restated Certificate of Incorporation, as amended, does not contain any such contrary provision.

MSMB intends to deliver a signed written consent to the Company on              , 2011. Accordingly,              , 2011 will be the record date for the determination of the Company’ stockholders who are entitled to execute, withhold or revoke consents relating to this Consent Statement.

According to Delaware law and the Bylaws, for the Proposals to be approved, the holders of record as of the close of business on the Record Date of a majority of the shares of Common Stock then outstanding must deliver to the Company written consents that are properly completed and not subsequently revoked within 60 days of the earliest dated written consent delivered to the Company. However, we have set              , 2011 as the deadline for submission of written consents, but we reserve the right to extend such deadline. Effectively, this means that you have until              , 2011 to consent to the Proposals. WE URGE YOU TO ACT PROMPTLY TO ENSURE THAT YOUR CONSENT WILL COUNT. We reserve the right to submit consents to the Company at any time within 60 days of the earliest dated written consent delivered to the Company. See “CONSENT PROCEDURES” for additional information regarding such procedures.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the adoption of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

APPRAISAL RIGHTS

The Company’s stockholders are not entitled to appraisal rights under Delaware law in connection with the Proposals or this Consent Statement.

OTHER INFORMATION

Participants in the Solicitation and Solicitation of Written Consents

MSMB is an investment firm focused on global healthcare and biotechnology opportunities and long-term investments. MSMB identifies and pursues investments in both private and public markets. MSMB identifies investment opportunities and seeks to maximize value and create opportunities. MSMB seeks opportunities that will allow it to maximize the returns for its investors while protecting their invested capital. MSMB from time to time may acquire “long” positions in a company while simultaneously having a “short” position in such company or in other companies. Such strategy is designed to maximize its returns and to protect its investors’ capital. MSMB is the managing member of Ironman GP. MSMB is a Delaware limited liability company with its principal executive offices located at 330 Madison Avenue, 6th Floor, New York, New York 10017. The telephone number for MSMB’s principal executive offices is (646) 495-5073.

Ironman Acquisition, LP is a Delaware limited partnership organized in connection with the acquisition of shares of the Company’s common stock and has not carried on any activities other than in connection therewith. Ironman Acquisition, LP’s principal executive office is located at 330 Madison Avenue, 6th Floor, New York, New York 10017. The telephone number for Ironman Acquisition, LP’s principal executive office is (646) 495-5073.

Ironman Acquisition GP, LLC is a Delaware limited liability company organized in connection with the acquisition of shares of the Company’s common stock and has not carried on any activities other than in connection therewith. Ironman Acquisition GP, LLC is the general partner of Ironman Acquisition, LP. Ironman Acquisition GP, LLC’s principal executive office is located at 330 Madison Avenue, 6th Floor, New York, New York 10017. The telephone number for Ironman Acquisition GP, LLC’s principal executive office is (646) 495-5073.

ALL DOCUMENTS FILED BY MSMB WITH THE SEC IN CONNECTION WITH THE SOLICITATION OF WRITTEN CONSENTS FROM THE COMPANY’S STOCKHOLDERS ARE AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR FOR FREE, BY DIRECTING A REQUEST TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022. ALL INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THIS CONSENT STATEMENT AND ANY OTHER SUCH DOCUMENTS FILED WITH THE SEC BY MSMB CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Except as otherwise disclosed in this Consent Statement, since January 1, 2010, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which MSMB or any associate of MSMB had or will have any direct or indirect material interest.

Except as set forth in this Consent Statement, no associate of MSMB owns beneficially, either directly or indirectly, any securities of the Company.

Except as otherwise disclosed in this Consent Statement, MSMB does not have a substantial interest, either direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to this Consent Statement.

Except as set forth in this Consent Statement, MSMB: (i) does not own any class of securities of the Company of record that it does not own beneficially; (ii) does not own beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iii) has not purchased or sold any securities of the Company within the past two years; and (iv) is not or was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

As of the date of this Consent Statement, MSMB Healthcare LP, an affiliate of MSMB, owns of record and beneficially 1,200,144 shares of Common Stock, which it acquired in ordinary brokerage transactions. As of the date of this Consent Statement, Bloomfield Partners LP, an affiliate of MSMB, owns of record and beneficially 2,800 shares of Common Stock, which it acquired in ordinary brokerage transactions. As of the date of this Consent Statement, MSMB beneficially owns 1,202,944 shares of Common Stock, consisting of the aggregate number of shares of Common Stock owned of record and beneficially by MSMB Healthcare LP and Bloomfield Partners LP.

Solicitation of consent by or on behalf of MSMB and other participants in this solicitation may be conducted by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person. MSMB may, from time to time, request that certain of its senior management employees assist with the solicitation as part of his or her duties in the normal course of his or her employment without any additional compensation for the solicitation. Information regarding members, officers and employees of MSMB who may assist in the solicitation is included in Annex C of this Consent Statement.

Ironman has retained Innisfree M&A Incorporated as a solicitor for consent solicitation and proxy contest services for a fee not to exceed $350,000 in the aggregate, plus if Innisfree M&A Incorporated is requested to make calls to or receive calls from individual retail investors, Ironman will pay Innisfree M&A Incorporated customary fees for such calls. Ironman has agreed to pay, advance funds for or reimburse Innisfree M&A Incorporated for its reasonable expenses and fees and, subject to certain terms and conditions, to indemnify Innisfree M&A Incorporated against all claims, liabilities, losses, damages and expenses arising out or relating to the rendering of such services by Innisfree M&A Incorporated or related services requested by Ironman. It is anticipated that approximately 30 people will be employed by Innisfree M&A Incorporated in connection with the solicitation of written consents for the Proposals.

MSMB may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with forwarding, at MSMB’s request, all materials related to the consent solicitation to the beneficial owners of shares of Common Stock they hold of record.

MSMB will pay all costs of the solicitation of consent and will not seek reimbursement of those costs from the Company. MSMB estimates the total amount to be spent in furtherance of or in connection with the solicitation of security holders of the Company to be approximately $600,000. MSMB’s aggregate expenditures to date in furtherance of or in connection with the solicitation of security holders of the Company are less than $250,000.

Neither MSMB nor any associate of MSMB has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

Deadline for Submitting Stockholder Proposals and Director Nominations for the Next Annual Meeting

According to the Company’s Registration Statement on Form S-4/A filed with the SEC on September 14, 2011 in relation to the Company’s special meeting, proposals intended to be presented at the 2012 annual meeting of stockholders must be received by the Company at its principal executive offices no later than December 20, 2011 for inclusion in the Company’s proxy statement and form of proxy relating to the 2012 Annual Meeting. Stockholders of record who do not submit proposals for inclusion in the proxy statement but who intend to submit a proposal at the 2012 annual meeting of stockholders, and stockholders of record who intend to submit nominations for directors at the meeting, must provide written notice. Such notice should be addressed to the Secretary of the Company and received at the Company’s principal executive offices not earlier than January 25, 2012 and not later than February 24, 2012, and must satisfy certain other requirements specified in the Bylaws.

Security Ownership of Certain Beneficial Owners and Management of the Company

Information regarding security ownership of certain beneficial owners and management of the Company is included in Annex E of this Consent Statement.

Annex A

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS EXCLUSIVE

ABILITY TO FILL ANY VACANCIES ON THE BOARD OF DIRECTORS

OF THE COMPANY RESULTING FROM THE REMOVAL OF DIRECTORS BY THE

STOCKHOLDERS

Article II, Section 2.4 of the Amended and Restated Bylaws of AMAG Pharmaceuticals, Inc. is hereby amended to add the following:

“Stockholders shall have the exclusive ability to fill any vacancies resulting from the removal of any Director(s) by the stockholders.”

A-1

ANNEX B

MISCELLANEOUS INFORMATION CONCERNING THE NOMINEES

The business address of each Nominee is as follows:

Name	Business Address
William Ashton	University of the Sciences in Philadelphia 600 S. 43rd Street Philadelphia, PA 19104

Richard Brewer	c/o ARCA biopharma, Inc. 8001 Arista Place, Suite 200 Broomfield, CO 80021

Cornelius Golding	11378 Old Harbour Road North Palm Beach, FL 33408

David Gryska	c/o Seattle Genetics, Inc. 21823 30th Drive SE Bothell, WA 98021

Peter Rheinstein	Severn Health Solutions 621 Holly Ridge Road Severna Park, MD 21146

Steven Richardson	c/o Retrophin, LLC 330 Madison Avenue, 6th Floor New York, NY 10017

Andrew Vaino	c/o MSMB Capital Management LLC 330 Madison Avenue, 6th Floor New York, NY 10017

None of the Nominees holds a position or office with the Company, and none of the Nominees has ever served on the Company Board.

Except as set forth below, to MSMB’s knowledge, none of the Nominees: (i) owns any class of securities of the Company of record that he or she does not own beneficially; (ii) owns beneficially, either directly or indirectly, any class of securities of the Company or of any subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; or (iv) is or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as otherwise set forth in the Consent Statement, no associate of any Nominee owns beneficially, either directly or indirectly, any securities of the Company.

None of the Nominees or any associates of the Nominees has any arrangement or understanding with any person with respect to any future employment by the Company or its “affiliates” (as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act), or with respect to any future transactions to which the Company or its affiliates will or may be a party.

Except inasmuch as the Nomination Agreement provides that a Nominee agrees to stand for election to the Company Board if nominated by MSMB and to serve as a director if elected, and each Nominee has acknowledged that he or she will, if elected, act in the best interests of the Company and its stockholders and will

B-1

exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters that come before the Company Board, other than as described herein, none of the Nominees has a substantial interest, either direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Consent Statement.

Other than as described in the Consent Statement, there are no blood, marriage or adoption relationships (other than relationships more remote than first cousin) between any of the Nominees, or between any of the Nominees and any director or executive officer of the Company or, to the knowledge of MSMB as of the date of this Consent Statement, any nominee to become a director or executive officer of the Company.

There are no material proceedings to which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or any of their associates have a material interest adverse to the Company or any of its subsidiaries.

Other than as described herein, since January 1, 2010, there has not been and there is no currently proposed transaction or series of transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any Nominee or any associate of any Nominee or any immediate family member of any Nominee or any such associate had or will have any direct or indirect material interest.

Other than as described herein, none of the Nominees has been involved in any legal proceedings during the past ten years described in Item 401(f) of Regulation S-K that is required to be disclosed as material for purposes of an evaluation of the ability or integrity of the Nominee.

None of the Nominees has failed to file with the SEC on a timely basis any report on Form 3, Form 4 or Form 5 or any amendment thereto required to be filed by such Nominee under Section 16 of the Exchange Act with respect to the Company.

B-2

ANNEX C

PERSONS WHO MAY BE PARTICIPANTS IN THE

SOLICITATION OF WRITTEN CONSENTS

Set forth below are the names, principal business addresses and principal occupations or employment of the members, officers, employees and other representatives of MSMB who may assist in MSMB’s solicitation of written consents in connection with the Consent Statement, and the name, principal business and address of any corporation or other organization in which their employment is carried on. Information with respect to the Nominees is included in the section titled “THE NOMINEES” and Annex B of the Consent Statement. To the extent any of these individuals assists MSMB in its solicitation of written consents, these persons may be deemed “participants” under SEC rules.

Members, Officers and Employees of MSMB

The name and principal occupation or employment of each member, officer and employee of MSMB who may be deemed a “participant” is set forth below. For each person, the principal business address is care of MSMB Capital Management LLC, 330 Madison Avenue, 6th Floor, New York, New York 10017. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with MSMB.

Name	Present Position with MSMB or Other Principal Occupation or Employment	Address of Principal Employer (only if other than MSMB)
Martin Shkreli	Chief Investment Officer

Kevin Mulleady	Chief Executive Officer

Andrew Vaino	Analyst

Interests of Participants and Other Potential Participants

As of the date of this Consent Statement, MSMB Healthcare LP, an affiliate of MSMB, owns of record and beneficially 1,200,144 shares of Common Stock, which it acquired in ordinary brokerage transactions. As of the date of this Consent Statement, Bloomfield Partners LP, an affiliate of MSMB, owns of record and beneficially 2,800 shares of Common Stock, which it acquired in ordinary brokerage transactions. MSMB beneficially owns 1,202,944 shares of Common Stock, consisting of the aggregate number of shares of common stock owned of record and beneficially by MSMB Healthcare LP and Bloomfield Partners LP.

MSMB is the special limited partner and investment manager of Bloomfield LP. MSMB Healthcare Management LLC is the investment advisor of MSMB Healthcare LP. Mr. Shkreli is the managing member of MSMB and MSMB Healthcare Management LLC and, as such, is in a position to determine the investment and voting decisions made by each of Bloomfield LP and MSMB Healthcare LP.

In the past two years, MSMB Healthcare LP made the following transactions of Common Stock, all of which were ordinary brokerage transactions:

Date of Transaction	Transaction Type	Number of Shares
4/22/2011	Purchase	250
5/23/2011	Sale	250
7/25/2011	Purchase	3,000
8/1/2011	Purchase	1,200
8/1/2011	Short Sale	1,000
8/3/2011	Purchase	60,000
8/3/2011	Purchase	244,563
8/3/2011	Sale	189,400
8/3/2011	Short Sale	90,800
8/4/2011	Purchase	5,000
8/4/2011	Purchase	5,000
8/4/2011	Sale	10,500
8/4/2011	Short Sale	2,600
8/5/2011	Purchase	70,000
8/5/2011	Purchase	3,000
8/5/2011	Sale	21,852
8/5/2011	Short Sale	53,941
8/8/2011	Purchase	17,000
8/8/2011	Sale	21,000
8/9/2011	Purchase	67,128
8/9/2011	Sale	14,519
8/9/2011	Short Sale	50,377
8/10/2011	Purchase	2,800
8/10/2011	Sale	3,600
8/11/2011	Purchase	30,790
8/11/2011	Sale	32,000
8/12/2011	Purchase	11,200
8/12/2011	Short Sale	11,600
8/15/2011	Purchase	5,000
8/15/2011	Purchase	27,700
8/15/2011	Sale	28,101
8/15/2011	Short Sale	5,500
8/16/2011	Short Sale	2,000
8/17/2011	Purchase	10,000
8/17/2011	Purchase	28,600
8/17/2011	Short Sale	38,700
8/19/2011	Cover Short	33,700
8/19/2011	Sale	200
8/19/2011	Short Sale	17,358
8/22/2011	Purchase	1,000
8/23/2011	Purchase	15,110
8/24/2011	Cover Short	243,176
8/24/2011	Sale	243,176

Date of Transaction	Transaction Type	Number of Shares
8/24/2011	Short Sale	3,000
8/25/2011	Short Sale	5,000
8/29/2011	Sale	2,000
8/30/2011	Sale	2,000
8/31/2011	Sale	1,000
9/1/2011	Sale	2,000
9/2/2011	Sale	1,000
9/6/2011	Sale	1,000
9/7/2011	Sale	2,500
9/14/2011	Purchase	7,000
9/15/2011	Short Sale	2,000
9/16/2011	Purchase	21,223
9/19/2011	Purchase	20,200
9/19/2011	Sale	12,800
9/20/2011	Short Sale	10,000
9/21/2011	Purchase	116,400
9/21/2011	Sale	13,500
9/22/2011	Sale	399
9/22/2011	Short Sale	19,134
9/23/2011	Purchase	7,265
9/23/2011	Short Sale	12,900
9/26/2011	Purchase	167,714
9/26/2011	Short Sale	154,310
9/27/2011	Short Sale	49,000
9/28/2011	Short Sale	4,200
9/29/2011	Purchase	19,850
9/29/2011	Short Sale	22,100
9/29/2011	SO	100
9/30/2011	Purchase	106,085
9/30/2011	Short Sale	82,000
10/3/2011	Short Sale	19,000
10/4/2011	Short Sale	2,000
10/5/2011	Short Sale	1,100
10/6/2011	Purchase	24,600
10/6/2011	Short Sale	6,600
10/7/2011	Purchase	717,200
10/7/2011	Short Sale	6,500
10/21/2011	Sale	36,400
10/28/2011	Sale	6,437

In the past two years, MSMB Healthcare LP also made the following transactions with respect to put and call options on Common Stock, all of which were ordinary brokerage transactions:

Date of Transaction	Put/Call	Transaction Type	Number of Shares	Expiration Date
8/1/2011	Call	Purchase	187,600	8/20/2011
8/1/2011	Put	Purchase	4,000	8/20/2011
8/2/2011	Call	Purchase	139,400	8/20/2011
8/3/2011	Call	Purchase	6,200	8/20/2011
8/3/2011	Call	Sale	94,600	8/20/2011
8/4/2011	Call	Purchase	3,000	8/20/2011
8/5/2011	Call	Purchase	1,000	8/20/2011
8/5/2011	Call	Sale	1,300	8/20/2011
8/9/2011	Call	Purchase	7,400	8/20/2011
8/10/201	Call	Purchase	100	8/20/2011
8/11/2011	Call	Purchase	2,400	8/20/2011
8/11/2011	Call	Sale	200	8/20/2011
8/16/2011	Call	Purchase	1,600	8/20/2011
8/19/2011	Call	Expire	218,900	8/20/2011
8/19/2011	Call	Sale	33,700	8/20/2011
8/19/2011	Put	Expire	4,000	8/20/2011
8/19/2011	Call	Short Sale	19,500	8/20/2011
9/19/2011	Call	Cover Short	12,800	10/22/2011
9/21/2011	Call	Cover Short	10,300	10/22/2011
9/21/2011	Call	Short Sale	74,300	10/22/2011
9/22/2011	Call	Cover Short	1,100	10/22/2011
9/22/2011	Call	Short Sale	15,000	10/22/2011
9/23/2011	Call	Cover Short	5,300	10/22/2011
9/23/2011	Call	Short Sale	8,000	10/22/2011
9/26/2011	Call	Cover Short	61,000	10/22/2011
9/26/2011	Call	Short Sale	0	10/22/2011
9/26/2011	Call	Short Sale	73,400	10/22/2011
9/30/2011	Call	Cover Short	25,000	10/22/2011
9/30/2011	Call	Short Sale	28,000	10/22/2011
10/4/2011	Call	Short Sale	200	10/22/2011
10/5/2011	Call	Short Sale	200	10/22/2011
10/7/2011	Call	Sale	704,000	10/22/2011
10/10/2011	Call	Short Sale	3,200	10/22/2011

In the past two years, Bloomfield Partners LP made the following transactions of Common Stock, all of which were ordinary brokerage transactions:

Date of Transaction	Transaction Type	Number of Shares
4/25/2011	Purchase	250
5/23/2011	Sale	250
7/25/2011	Purchase	2,000
8/1/2011	Purchase	800

Except as otherwise set forth in this Consent Statement, to MSMB’s knowledge, with respect to the individuals listed above under “Members, Officers and Employees of MSMB” in this Annex C, no such person: (i) owns any class of securities of the Company of record that it does not own beneficially; (ii) owns beneficially, either directly or indirectly, any class of securities of the Company or of any parent or subsidiary of the Company; (iii) has purchased or sold any securities of the Company within the past two years; or (iv) is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

Except as otherwise set forth in the Consent Statement, no associate of any individual listed above under “Members, Officers and Employees of MSMB” in this Annex C owns beneficially, either directly or indirectly, any securities of the Company. Each of Ironman and Ironman GP does not beneficially own any securities of the Company.

No individual listed above under “Members, Officers and Employees of MSMB” in this Annex C nor any associate of any such individual has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

No individual listed above under “Members, Officers and Employees of MSMB” in this Annex C has a substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Consent Statement.

Except as otherwise set forth in the Consent Statement, since January 1, 2010, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any individual listed above under “Members, Officers and Employees of MSMB” in this Annex C or any associate of any such individual or any immediate family member of any such individual or any such associate had or will have any direct or indirect material interest.

ANNEX D

Dear [Nominee]:

This letter agreement, dated September __, 2011 (this “Agreement”), is with reference to your agreement to become a nominee (a “Nominee”) of MSMB Capital Management LLC, a Delaware limited liability company (“MSMB”), for election as an independent director of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”). MSMB desires to solicit written consents of stockholders in lieu of a special meeting (the “Consent Solicitation”), among other things, to remove certain members of the Board of Directors of AMAG (the “Board”) and any other person or persons (other than the persons elected pursuant to the Consent Solicitation) elected or appointed to the Board to fill any vacancy or newly-created directorship, and to replace such removed directors with the Nominees proposed by MSMB for election as directors of AMAG.

A. Responsibilities of Nominee.

(a) You agree (i) to be named as a Nominee in any and all solicitation materials prepared by MSMB in connection with the Consent Solicitation, (ii) to provide true and complete information concerning your background, experience, abilities and integrity as may be requested from time to time by MSMB (including, without limitation, all information required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder to be disclosed in a consent solicitation statement or other materials prepared by MSMB in connection with the Consent Solicitation (collectively, the “Consent Solicitation Statement”)), and not to omit information that may be material to an understanding of your background, experience, abilities and integrity, (iii) that your agreement to be a Nominee, and the information referred to in clause (ii) of this paragraph (a) may be disclosed by MSMB, in its Consent Solicitation materials or otherwise, and (iv) if elected, to serve as a director of AMAG, and in that capacity to act in the best interests of AMAG and its stockholders and to exercise your independent judgment in accordance with your fiduciary duties in all matters that come before the Board. You represent that the information supplied to MSMB in your completed questionnaire, in your response to any follow-up questions from MSMB and any related supplement provided by you (together, the “Questionnaire”) relating to your being a Nominee is true and complete and does not omit information that may be material to an understanding of your background, experience, abilities and integrity. You agree that you will promptly provide MSMB with (x) any updates to the information you have previously supplied to MSMB in order to satisfy your obligation under paragraph (a)(ii) of this Section A and your representations in the Questionnaire, and (y) such additional information as may reasonably be requested by MSMB in connection with your nomination for election to the Board.

(b) The parties acknowledge and agree that you are not an employee or an agent or otherwise a representative of MSMB, and that you are independent of, and not controlled by or acting at the direction of, MSMB and that, if elected, you will be acting as a director of AMAG, on behalf of AMAG and all of the stockholders of AMAG and will in no way be controlled by or acting at the direction of MSMB. You shall have no authority to act as an agent of MSMB and you shall not represent the contrary to any person.

B. Responsibilities of MSMB. Notwithstanding anything in this Agreement to the contrary, MSMB is not obligated to nominate you to the Board or to commence or complete the Consent Solicitation.

C. Expenses. MSMB agrees that for the period starting from the date of this Agreement and ending at the earlier of (x) your election to the Board (or if the election or qualification of members to the Board is contested on any grounds, such later date that such contest is resolved) and (y) the date you have been notified by MSMB that it will not commence the Consent Solicitation or has abandoned the Consent Solicitation or will not nominate you to the Board or that the requisite number of votes for your election to the Board has not been obtained, MSMB will (i) promptly reimburse you for all reasonable expenses (including first class air travel) incurred in the performance of your responsibilities as a Nominee, and (ii) directly pay for the reasonable legal fees and expenses incurred by one independent legal counsel selected collectively by and acting on behalf of all Nominees proposed by MSMB for election as independent directors of AMAG (the “Independent Counsel”).

D. Indemnification.

(a) As a material inducement to you to become a Nominee, MSMB hereby agrees to indemnify, defend and hold harmless you from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, “Losses”) to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon your being a Nominee, except to the extent such Loss arises or results from your willful misconduct, gross negligence, bad faith or any untrue statement or omission made by you or made by MSMB in reliance upon and in conformity with information furnished by you in writing expressly for use in any document made available to the public; it being understood that you are furnishing the Questionnaire expressly for use in the Consent Solicitation Statement and other filings to be made publicly available in connection with the Consent Solicitation.

(b) In the event of the commencement or threatened commencement of any action in respect of which you may seek indemnification from MSMB hereunder, you will give prompt written notice thereof to MSMB; provided that the failure to so provide prompt notice shall not relieve MSMB of its indemnification obligations hereunder except to the extent that MSMB is materially prejudiced as a result thereof. MSMB shall timely pay all fees and disbursements of the Independent Counsel in respect of such action; however, you shall have the right to retain separate counsel, provided, that you shall be responsible for the fees of such counsel and costs of such participation unless either (i) you and MSMB mutually agree to the retention of such counsel, or (ii) representation of you and other Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them. MSMB shall in no event be liable for any settlement by you of any such action effected without the prior written consent of MSMB, which consent shall not be unreasonably withheld.

(c) MSMB shall not settle, without your prior written consent (which you may withhold in your sole discretion), any action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which MSMB agrees to be wholly responsible) or that would contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation.

(d) Your rights to indemnification under this Agreement shall include the right to be advanced any and all expenses incurred in connection with any indemnifiable claim as such expenses are incurred.

(e) Notwithstanding anything to the contrary, if MSMB has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will remit such subsequent reimbursement to MSMB.

E. General. Notices and other communications under this Agreement shall be in writing and delivered by a nationally-recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to MSMB, then to the address indicated above in the letterhead. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party’s rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this Agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this Agreement. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; (iii) shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors, and assigns; and (iv) may be executed in counterparts and delivered by facsimile signatures.

F. Most Favored Nation. In the event that, in connection with the Consent Solicitation, MSMB enters into any nomination agreement with any other individual with respect to such individual being a Nominee proposed by MSMB for election as a director of AMAG, and such nomination agreement contains any term that is more favorable to such individual than this Agreement is to you, this Agreement shall be deemed to be amended automatically to incorporate such more favorable term. MSMB agrees to notify you of any such amendment.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,

MSMB CAPITAL MANAGEMENT LLC

By
Name:
Title:

Accepted and agreed to:

Name:

ANNEX E

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF THE COMPANY

The information set forth in this Annex E is based upon the Company’s publicly available proxy statement on Schedule 14A, filed with the SEC on April 18, 2011 (the “2011 Company Proxy Statement”), a Schedule 13D filed with the SEC on October 7, 2011 by MSMB, and information otherwise provided by MSMB.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of Common Stock by certain individuals and entities. In general, “beneficial ownership” includes those shares a person or entity has the power to vote or transfer, and stock options and similar rights that are exercisable currently or within 60 days of March 31, 2011 (the record date set forth in the 2011 Company Proxy Statement) and restricted stock units, or RSUs, which are expected to vest within 60 days of March 31, 2011; however, with respect to MSMB and its affiliates, “beneficial ownership” is calculated as of November 11, 2011. The record date for the Company’s 2011 annual meeting was March 31, 2011. As of March 31, 2011, there were 21,159,942 shares of Common Stock outstanding. The following table shows the amount of Common Stock beneficially owned as of March 31, 2011 by:

•	each person known by the Company to own beneficially more than 5% of Common Stock (other than with respect to MSMB, whose ownership was calculated as of November 11, 2011);

•	each of the Company’s directors and nominees for director;

•	each of the Company’s named executive officers listed in the “Summary Compensation Table” included in the 2011 Company Proxy Statement; and

•	all of the Company’s directors and the Company’s current executive officers as a group.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock Owned
Phillip Gross/Robert Atchinson (2) 200 Clarendon Street, 52nd Floor Boston, Massachusetts 02116	3,723,909	17.6%
William Leland Edwards (3) 470 University Avenue Palo Alto, California 94301	3,198,377	15.1%
Sectoral Asset Management Inc. (4) 2120–1000 Sherbrooke Street West Montreal PQ H3A 3G4 Canada	1,502,775	7.1%
BlackRock, Inc. (5) 40 East 52nd Street New York, New York 10022	1,385,828	6.5%
Pictet Funds — Biotech (6) 1 Boulevard Royal Luxembourg L-2016 N4 2016	1,368,475	6.5%
MSMB Capital Management LLC (19) 330 Madison Avenue, 6th Floor New York, New York 10017	1,202,944	5.67%
Brian J.G. Pereira, M.D. (7)	346,614	1.6%
David A. Arkowitz (8)	108,431	*

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock Owned
Lee F. Allen, M.D., Ph.D. (9)	73,513	*
Michael Narachi (10)	33,561	*
Ron Zwanziger (11)	21,213	*
Davey S. Scoon (12)	18,540	*
Joseph V. Bonventre, M.D., Ph.D. (13)	16,750	*
Gary J. Zieziula (14)	15,000	*
Ricardo Zayas (15)	13,913	*
Robert J. Perez (17)	12,500	*
Lesley Russell, MB.Ch.B., MRCP (16)	9,033	*
All Officers and Directors, as a group (13 persons) (18)	753,905	3.5%

*	Less than 1%.
(1)	Unless otherwise indicated, the Company believes that each stockholder referred to above has sole voting and investment power with respect to the shares indicated, and the address of each stockholder is: c/o AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, Massachusetts 02421.
(2)	Based solely upon a Schedule 13G, as amended, filed with the Securities and Exchange Commission, or the SEC, on February 14, 2011. Includes 3,723,909 shares beneficially owned by each of Adage Capital Partners, L.P., or ACP, Adage Capital Partners GP, L.L.C., or ACPGP, Adage Capital Advisors, L.L.C., or ACA, Robert Atchinson and Phillip Gross. ACPGP is the General Partner of ACP. ACA is the managing member of ACPGP. Robert Atchinson and Phillip Gross are managing members of ACA. Each of the foregoing have shared voting power and shared dispositive power with respect to the shares.
(3)	Based solely upon a Schedule 13D, as amended, filed with the SEC, on January 26, 2011. Includes 3,372,077 shares beneficially owned by each of Palo Alto Investors, LLC, Palo Alto Investors, Inc., and Anthony Joonkyoo Yun, MD. Palo Alto Investors, Inc. is the sole manager of Palo Alto Investors, LLC, a registered investment advisor. William Leland Edwards is the controlling shareholder of Palo Alto Investors, Inc. Dr. Yun is the President of Palo Alto Investors, Inc. and Palo Alto Investors, LLC. Each of the foregoing has shared voting and dispositive power with respect to 3,372,077 of the foregoing shares. Mr. Edwards has sole voting and dispositive power with respect to 4,700 of the shares.
(4)	Based solely upon a Schedule 13G, as amended, filed with the SEC on February 9, 2011. Includes 1,502,775 shares beneficially owned by Sectoral Asset Management Inc., in its capacity as an investment advisor. Jérôme G. Pfund and Michael L. Sjöström, together, hold majority shares of Sectoral Asset Management Inc.
(5)	Based solely upon a Schedule 13G, as amended, filed with the SEC on February 3, 2011.
(6)	Based solely upon a Schedule 13G, as amended, filed with the SEC on February 22, 2011.
(7)	Includes 341,614 shares issuable to Dr. Pereira pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011.
(8)	Includes 107,375 shares issuable to Mr. Arkowitz pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 750 shares issuable to Mr. Arkowitz pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(9)	Includes 71,562 shares issuable to Dr. Allen pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011.
(10)	Comprised of 28,561 shares issuable to Mr. Narachi pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 5,000 shares issuable to Mr. Narachi pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(11)	Comprised of 18,713 shares issuable to Mr. Zwanziger pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 2,500 shares issuable to Mr. Zwanziger pursuant to RSUs expected to vest within 60 days of March 31, 2011. Excludes 2,500 shares held in trust for the benefit of Mr. Zwanziger’s children. Mr. Zwanziger’s sister maintains sole investment and voting power with respect to the shares held by the trust.

(12)	Comprised of 16,040 shares issuable to Mr. Scoon pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 2,500 shares issuable to Mr. Scoon pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(13)	Comprised of 14,250 shares issuable to Dr. Bonventre pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 2,500 shares issuable to Dr. Bonventre pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(14)	Comprised of 12,500 shares issuable to Mr. Zieziula pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 2,500 shares issuable to Mr. Zieziula pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(15)	Includes 12,500 shares issuable to Mr. Zayas pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011. In February 2011, Mr. Zayas resigned from the Company and therefore, such exercisable options will expire 90 days after his date of resignation.

(16)	Comprised of 10,000 shares issuable to Mr. Perez pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 2,500 shares issuable to Mr. Perez pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(17)	Comprised of 7,133 shares issuable to Dr. Russell pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 1,900 shares issuable to Dr. Russell pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(18)	Includes 726,498 shares issuable to all of our directors and current executive officers as a group pursuant to options currently exercisable or exercisable within 60 days of March 31, 2011 and 20,150 shares issuable to all of our directors and current executive officers as a group pursuant to RSUs expected to vest within 60 days of March 31, 2011.
(19)	Based on a Schedule 13D jointly filed with the SEC on October 7, 2011 by Bloomfield Partners LP, Pompeii Management, LLC, MSMB Capital Management LLC, MSMB Healthcare LP, MSMB Healthcare Investors LLC, MSMB Healthcare Management LLC and Martin Shkreli and information otherwise provided by MSMB.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of more than 10% of Common Stock, referred to herein as “Reporting Persons,” to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock. Such persons are required by regulations of the SEC to furnish the Company with copies of all such filings. Based on the Company’s review of the copies of such filings received by the Company with respect to the year ended December 31, 2010, and written representations from the Company directors and executive officers who served in such capacity during the year ended December 31, 2010, the Company believes that all Reporting Persons complied with all Section 16(a) filing requirements for the year ended December 31, 2010.

THIS SOLICITATION IS BEING MADE BY MSMB AND CERTAIN OTHER PARTICIPANTS

AND NOT ON BEHALF OF AMAG PHARMACEUTICALS, INC.

1.	Repeal any changes to the amended and restated bylaws of AMAG Pharmaceuticals, Inc. filed with the Securities and Exchange Commission after July 1, 2011.

☐	CONSENT	☐	DOES NOT CONSENT	☐	ABSTAIN

2.	Amend Article II, Section 2.4 of the amended and restated bylaws of AMAG Pharmaceuticals, Inc. to provide that any vacancies on the board of directors of AMAG Pharmaceuticals, Inc. resulting from the removal of directors by the stockholders may only be filled by the stockholders of AMAG Pharmaceuticals, Inc.

☐	CONSENT	☐	DOES NOT CONSENT	☐	ABSTAIN

3.	Remove each of Joseph V. Bonventre, Michael Narachi, Robert J. Perez, Lesley Russell, Davey S. Scoon and Ron Zwanziger, and each person, if any, nominated, appointed or elected by the board of directors of AMAG Pharmaceuticals, Inc. prior to the effectiveness of this resolution to become a member of the board of directors of AMAG Pharmaceuticals, Inc. at any future time or upon any event.

☐	CONSENT	☐	DOES NOT CONSENT	☐	ABSTAIN

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL NO. 3, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 3, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.

4.	Elect each of the following seven (7) individuals to serve as a director of AMAG Pharmaceuticals, Inc.: William Ashton, Richard Brewer, Cornelius Golding, David Gryska, Peter Rheinstein, Steven Richardson and Andrew Vaino (the “Nominees”).

☐	CONSENT	☐	DOES NOT CONSENT	☐	ABSTAIN

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL NO. 4, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 4, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

Proposal 1, Proposal 2 and Proposal 3 are not subject to, or conditioned upon, the effectiveness of the other Proposals. If we have received sufficient consents to remove the six directors pursuant to Proposal 3, but insufficient consents to elect any of the Nominees pursuant to Proposal 4, we would not deliver any consents to AMAG Pharmaceuticals, Inc. Proposal 4 is conditioned upon the effectiveness of Proposal 3. The number of Nominees that can be elected pursuant to Proposal 4 will depend on the number of members of the board of directors of AMAG Pharmaceuticals, Inc. that are removed pursuant to Proposal 3.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

CONSENT OF STOCKHOLDERS OF AMAG PHARMACEUTICALS, INC.

TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY MSMB CAPITAL MANAGEMENT LLC (“MSMB”)

AND CERTAIN OTHER PARTICIPANTS

C O N S E N T

GOLD CONSENT CARD

Unless otherwise indicated below, the undersigned, a stockholder of record of AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as of [             ], 2011 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the common stock, par value $0.01 per share, of the Company held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. MSMB RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-4.

PLEASE SIGN, DATE AND RETURN YOUR WRITTEN CONSENT FORM

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

[PRELIMINARY COPY SUBJECT TO COMPLETION]